FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices
and communications from the Securities and exchange Commission:

JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, NY 10020

Copies to:

CHRISTOPHER J. CUMMINGS	LEONARD LEE-WHITE
Shearman & Sterling LLP	Assistant Deputy Minister
Commerce Court West	Treasury Division
199 Bay Street, Suite 4405	Province of New Brunswick
Toronto, ON Canada M5L 1E8	P.O. Box 6000
	Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

    None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

    None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

    None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

    Reference is made to page 34 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

    Reference is made to page 34 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

    Reference is made to pages 51, 52, 53 and 54 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2010, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued
15 May 2020	9 ¾	DU	$ 200,000,000	$ 53,335,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	15,067,000	May 1992
15 Feb. 2013	7 5/8	EO	200,000,000	67,995,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	200,000,000	120,290,000	Sept. 1993
21 Feb. 2017	5 1/5	GR	500,000,000	-	Feb. 2007
4 Mar. 2016	2 7/8	GY	CHF 300,000,000	-	Mar. 2009

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding	Date Issued
15 May 2020	9 ¾	DU	146,665,000	May 1990
1 May 2022	8 ¾	EI	184,933,000	May 1992
15 Feb 2013	7 5/8	EO	132,005,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	79,710,000	Sept 1993
21 Feb. 2017	5 1/5	GR	500,000,000	Feb. 2007
4 Mar. 2016	2 7/8	GY	CHF 300,000,000	Mar. 2009

(b)   *If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.*

The Province of New Brunswick sinking fund is a general investment type fund. The *Provincial Loans Act* and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the *Provincial Loans Act.*

5.   *A statement as of the close of the last fiscal year of the registrant giving the estimated total of:*

(a)   *Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)*

Not applicable.

(b)   *External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)*

Not applicable.

6.   Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 20 to 33 of Exhibit 99.1 hereto.

7.   (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)   Pages numbered 2 to 6 consecutively.

(b)   The following exhibits:

99.1   *Current Province of New Brunswick Description*

99.2   *Province of New Brunswick 2010-2011 Budget excerpt (incorporated by reference to Amendment No. 1 on form 18K/A dated December 16, 2009 to the Annual Report of the Province of New Brunswick).*

99.3   *Province of New Brunswick Public Accounts for the fiscal year end 31 March 2010 Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated September 8, 2010 to the Annual Report of the Province of New Brunswick).*

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 8th day of December 2010.

Province of New Brunswick

By: /s/ Leonard Lee-White

Leonard Lee-White
Assistant Deputy Minister
Treasury Division
Department of Finance

EXHIBIT INDEX

Exhibit Number	Description
99.1	Current Province of New Brunswick Description
99.2	Province of New Brunswick 2010-2011 Budget excerpt (incorporated by reference to Amendment No. 1 on form 18K/A dated December 16, 2009 to the Annual Report of the Province of New Brunswick).
99.3	Province of New Brunswick Public Accounts for the fiscal year end 31 March 2010 Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated September 8, 2010 to the Annual Report of the Province of New Brunswick).



December 8, 2010

Table of Contents

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 7th, 2010 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.0093.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board ("PSAB") of the Canadian Institute of Chartered Accountants ("CICA"). The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB. The new reporting model has resulted in a number of financial statement changes. In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

MAP OF NEW BRUNSWICK


QUÉBEC
Matapédia
Dalhousie
Campbellton
Miscou Island
Île Lamèque
Caraquet
Shippagan
RESTIGOUCHE
Bathurst
Saint-Quentin
GLOUCESTER
Tracadie
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
Plaster Rock
Détroit de Northumberland Strait
ÎLE-DU-PRINCE-ÉDOUARD
Perth-Andover
Richibucto
Presque Isle
Rivière Miramichi River
KENT
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
Shediac
YORK
SUNBURY
QUEENS
Moncton
Houlton
Woodstock
WESTMORLAND
Minto
Chipman
Nackawic
Fredericton
Sackville
Amherst
Fleuve Saint John River
Oromocto
ALBERT
NOVA SCOTIA
Sussex
Alma
McAdam
KINGS
NOUVELLE-ÉCOSSE
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island
NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION

The following summary information is qualified in its entirety by the information contained herein

	2005	2006	2007	2008	2009	Compound Annual Growth Rate % 2005-2009
			Year Ended December 31,			
			(In millions of dollars where applicable)			
Economy[1]						
Gross Domestic Product (GDP) at market prices	24,716	25,847	27,044	27,376	27,497	2.7
Personal Income	20,553	21,368	22,508	23,708	24,298	4.3
Retail Trade	8,344	8,858	9,407	10,018	10,093	4.9
Manufacturing Sales	15,250	14,730	15,649	17,821	14,161	-1.8
Foreign Commodity Exports	10,678	10,378	11,183	12,808	9,902	-1.9
Population at July 1 (in thousands)	748	746	746	747	749	0.03
Unemployment Rate	9.7%	8.8%	7.5%	8.6%	8.9%	-
Change in Consumer Price Index	2.4%	1.7%	1.9%	1.7%	0.3%	-
Change in Real GDP	1.2%	2.4%	1.1%	-0.2%	-0.3%	-

[1] Source: Statistics Canada – numbers are subject to adjustment

	2007	2008	2009	2010	Budget Estimates 2011
			Year Ending March 31,		
			(In millions of dollars)		
Government Finance					
Ordinary Account (Surplus) Deficit	(268.4)	(121.3)	151.3	613.7	603.9
Net Capital Expenditure	403.9	721.0	426.9	561.6	829.2
(Surplus) Deficit on Special Purpose Account	(9.5)	(10.2)	(5.2)	(5.4)	6.4
(Surplus) Deficit on Special Operating Agency	(16.3)	(4.7)	(21.3)	(11.6)	(0.2)
Earnings from Sinking Fund	(231.7)	(230.7)	(233.4)	(216.4)	(229.3)
Accounting adjustments on consolidation	(12.0)	(26.9)	120.3	23.3	-
Increase (Decrease) in Net Debt	(134.0)	327.2	438.6	965.2	1,210.0
Adjustments related to non financial assets	(102.4)	(423.9)	(246.4)	(227.3)	(461.2)
Annual (Surplus) Deficit	(236.4)	(96.7)	192.2	737.9	748.8

	Year Ended March 31,				
	2006	**2007**	**2008**	**2009**	**2010**
		(In millions of dollars unless indicated)			
Provincial Purpose Funded Debt [1]					
Gross Provincial Purpose Funded Debt	8,942.4	9,272.8	9,461.7	10,127.6	10,470.2
Less Sinking Funds	3,984.0	3,968.2	4,161.9	4,159.9	4,192.9
Net Provincial Purpose Funded Debt	4,958.4	5,304.6	5,299.8	5,967.7	6,277.3
As a Percent of GDP	20.1	20.5	19.6	21.8	22.7

	Year Ended March 31,				
	2006	**2007**	**2008**	**2009**	**2010**
		(In millions of dollars)			
Funded Debt Used for					
Advances to NB Power/NBEFC [2]					
Gross Advances	3,261.5	3,709.1	3,602.9	4,177.1	4,217.1
Less Sinking Funds	336.4	300.6	309.4	415.4	364.1
Net Advances	2,925.1	3,408.5	3,293.5	3,761.7	3,853.0

	Year Ended March 31,				
	2006	**2007**	**2008**	**2009**	**2010**
		(In millions of dollars)			
Contingent Liabilities	102.6	94.4	78.8	88.2	90.1

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.
[2] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange. See section on New Brunswick Electric Finance Corporation.

GENERAL INFORMATION

Introduction

New Brunswick ("New Brunswick" or the "Province") is located on the eastern seaboard of Canada and is one of the four Atlantic provinces. New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province. The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy. The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource. Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals. The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe. Saint John, New Brunswick's largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America's largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year. Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2010 was estimated at 751,755. The three largest urban areas of New Brunswick and their respective populations based on 2006 census figures are Saint John (122,389), Moncton (126,424) and Fredericton (85,688), the capital of the Province.

Government

Canada consists of a federation of provinces and Federal territories with a constitutional division of powers between the Federal and provincial governments established by the *Constitution Act, 1867* and the *Constitution Act, 1982*. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The *Constitution Act, 1982* provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is His Honour Graydon Nicholas. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 16 members of the Executive Council, including the Premier, the Honourable David Alward.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. Of a total of 55 seats in the Legislative Assembly, 42 are held by the Progressive Conservative Party and 13 are held by the Liberal Party. The last Provincial general election was held on September 27, 2010, in which the Progressive Conservative Party defeated the Liberal Party. Subject to the *Legislative Assembly Act*, the next Provincial general election will be held on September 22, 2014 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held Provincial general election.

International Trade Agreements

New Brunswick believes that Canada's participation in the Canada-U.S. Free Trade Agreement ("FTA") and North American Free Trade Agreement ("NAFTA") improves the Province's international trade opportunities, with neighbouring U.S. The FTA and NAFTA have provided the Province with an extraordinary advantage in the U.S. market over the past 20 years. As the U.S. implements more regional/bilateral free trade agreements, New Brunswick's exclusive position is being eroded. Canadian business stakeholders have indicated that Canada should diversify its trade relationships.

On February 12, 2010, Canada and the United States signed an agreement that will allow Canadian companies to participate in U.S. infrastructure projects financed under the American Recovery and Reinvestment Act. The Canada-U.S. Agreement on Government Procurement includes provincial and territorial procurement commitments under the World Trade Organization ("WTO") Agreement on Government Procurement ("GPA") in exchange for U.S. sub-federal GPA commitments.

The Government of Canada has recently become more aggressive with its regional trade agenda, announcing the "entering into force" of the Canada-European Free Trade Association Free Trade Agreement on July 1, 2009, as well as the Canada-Peru Free Trade Agreement on August 1, 2009; the implementing legislation for the Canada-Columbia Free Trade Agreement received Royal Assent on June 30, 2010, and the Canada Jordan Free Trade Agreement was signed on June 28, 2009.

Canada and the European Union ("EU") undertook an economic study in 2008 which demonstrated that greater trade liberalization has the potential to bring substantial economic benefits to Canada, as well as the EU. The study predicts that liberalizing trade in goods and services could bring a potential 20% boost to bilateral trade and GDP gains of up to $12 billion (or €8.2 billion) for Canada by 2014. On May 6, 2009, the Prime Minister, the European Union President and the European Commission President announced the formal launch of negotiations on the Comprehensive Economic and Trade Agreement ("CETA"). The first round of CETA negotiations took place in Ottawa during the week of October 19, 2009 with the governments of the Canadian Provinces and Territories taking an active role in international trade negotiations for the first time. Talks advanced through 2009-2010, with a fifth Round of talks scheduled for the week of October 18, 2010. A stocktaking exercise will follow to determine the potential for finalization of this agreement.

The advancement of the World Trade Organization ("WTO") is beneficial for the export-oriented economies of both Canada and New Brunswick. The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada's position on the negotiating framework for the Doha Development Round. The Province participates actively on Federal/Provincial consultative committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On Sept 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement ("SLA") which excluded Atlantic Canada from the "export measures", not the terms of the SLA overall. New Brunswick continues to actively monitor all activity relative to the SLA, especially U.S. challenges and ongoing arbitrations.

Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin continues to enter the U.S. duty free, export tax free and with no quota restrictions. For exporters in British Columbia and Alberta an export charge is payable based on the export price of softwood lumber (up to 15%). Exporters in Saskatchewan, Manitoba, Quebec and Ontario are subject to an export control regime which includes an export tax (maximum of 5%) and quota restrictions. Canada imposed an additional 10% tax on softwood lumber from these four provinces on September 1, 2010 as the result of a September 28, 2009 decision by the London Court of International Arbitration that these provinces were in breach of the SLA.

THE ECONOMY

Economic Update 2010

Leading the province into the recovery phase of the business cycle has been a strong rebound in the manufacturing and export sectors. Higher energy prices and production from the Canaport Liquified Natural Gas ("LNG") terminal, combined with a strong rebound in potash production have contributed largely to the rebound. New Brunswick's forestry sector has rebounded nicely so far this year. However, employment figures will end the year weaker than initially expected, which should impact personal expenditures. The latest consensus among private forecasters has the New Brunswick economy growing by 2.3%, comparable to the 2010-11 budget estimate of 1.7%.

Developments in 2009

The Canadian economy succumbed to the downward pressures of the global recession, with real GDP growth contracting by 2.5% in 2009. Economic growth for the year was primarily dependent on government spending as investment in the battered private sector declined significantly from 2008.

All provinces struggled to deal with the effects of the global economic downturn and New Brunswick was no exception. Economic activity in the province retreated in 2009 for second year in a row, with Statistics Canada estimating a decline of 0.3% in real GDP growth.

The completion of major projects such as the Canaport LNG terminal in Saint John and the associated pipeline, combined with the cancellation of a number of wind farm projects pushed non-residential construction activity down from highs in recent years. Restricting the decline somewhat was the ongoing refurbishment of the Point Lepreau nuclear generating station, the potash mine expansion near Sussex and government spending on stimulus projects. After a record $6.5 billion in 2008, capital investment declined by 8.3% to $6.0 billion in 2009. Capital investment in Canada, meanwhile, declined by11.4% in 2009.

Exports went from being a source of strength to a drag on the economy in 2009. Weak demand from the US combined with a high Canadian dollar and lower energy prices pushed exports down to a five-year low, falling below $10 billion for the first time since 2004. On a positive note, the LNG terminal commenced operations in June 2009 and began supplying natural gas to the US in January of 2010. However, energy exports still ended the year down 25.2%.

Manufacturers in the province experienced a substantial deterioration in activity as sales tumbled 20.5% in 2009. Low energy prices were the major contributor to the six-year low as petroleum products are a major component of manufacturing sales in New Brunswick.

Despite struggles in the manufacturing and export sectors, New Brunswick's labour market held up in 2009. Employment was stable as gains in part-time work offset full-time job losses. New Brunswick was one of only three provinces to show job growth in 2009. Gains were most pronounced in construction, public administration, educational services and agriculture, while the greatest losses were suffered in trade, manufacturing and transportation and warehousing.

Retail sales in the province increased only marginally in 2009, largely as a result of low fuel prices. A resilient labour market and a provincial income tax cut introduced in July softened the reduction in consumer spending. The province bucked the national trend, which saw retail sales decline by 2.9%.

Residential construction turned in a less than favourable performance in 2009. Low mortgage rates were not enough to offset weak consumer confidence and provincial housing starts dropped nearly 18%. An active renovation sector, supported by the federal Home Renovation Tax Credit, compensated for the weakness in new home construction.

Although residential resale activity declined in 2009, low mortgage rates encouraged healthy price increases for the year. The average price of a New Brunswick home sold through the Multiple Listing Service® grew by 6.3% in 2009, reaching a record level of almost $155,000.

Economic Activity

In 2009, the nominal value of New Brunswick's GDP was estimated at $27,497 million in current prices or $36,696 per capita. Over the 2005 to 2009 period, GDP at market prices grew at a compound annual growth rate of 2.7%, identical to the national growth rate. Comparing 2005 and 2009, the real GDP from goods producing industries declined by 1.7%. The real GDP of service producing industries recorded a compound annual growth rate of 1.8% during that same period.

The gross value of manufacturing sales decreased at a compound annual growth rate of 1.8% (in current prices) over the 2005 to 2009 period, while foreign exports of commodities dropped at a compound annual growth rate of 1.9% (in current prices). These declines were largely the result of the 2009 global recession.

Personal income has increased from $20,553 million in 2005 to $24,298 million in 2009 (in current prices), a compound annual growth rate of 4.3%. On a per capita basis, personal income increased from $27,479 to $32,427 (in current prices) over the same period, growing at a compound annual growth rate of 4.2%. Retail trade for New Brunswick increased at a compound annual growth rate of 4.9% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

Year Ended December 31,

	2005	2006	2007	2008	2009	CAGR[1] (%) 2005-2009
	(In millions of dollars unless otherwise indicated)					
Gross Domestic Product at market prices						
New Brunswick	24,716	25,847	27,044	27,376	27,497	2.7
Canada	1,373,845	1,450,405	1,529,589	1,599,608	1,527,258	2.7
Per Capita Gross Domestic Product (in dollars)						
New Brunswick	33,045	34,663	36,276	36,653	36,696	2.7
Canada	42,606	44,524	46,450	48,013	45,292	1.5
Personal Income						
New Brunswick	20,553	21,368	22,508	23,708	24,298	4.3
Canada	1,035,586	1,106,832	1,174,683	1,224,653	1,228,407	4.4
Per Capita Personal Income (in dollars)						
New Brunswick	27,479	28,656	30,191	31,742	32,427	4.2
Canada	32,116	33,977	35,672	36,759	36,429	3.2
Private and Public Investment (new)	4,743	5,686	6,032	6,544	6,003	6.1
Retail Trade	8,344	8,858	9,407	10,018	10,093	4.9
Manufacturing Sales	15,250	14,730	15,649	17,821	14,161	-1.8
Foreign Commodity Exports	10,678	10,378	11,183	12,808	9,902	-1.9
Real Gross Domestic Product (chained 2002 dollars)						
New Brunswick	22,638	23,174	23,439	23,392	23,314	0.7
Canada	1,247,807	1,283,033	1,311,260	1,318,055	1,285,604	0.7
Change in Consumer Price Index						
New Brunswick	2.4%	1.7%	1.9%	1.7%	0.3%	
Canada	2.2%	2.0%	2.2%	2.3%	0.3%	
Unemployment Rate						
New Brunswick	9.7%	8.8%	7.5%	8.6%	8.9%	
Canada	6.8%	6.3%	6.0%	6.1%	8.3%	

[1]Compound annual growth rate   Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (especially forestry and forestry related industries) to the New Brunswick economy have been in decline in recent years, and 2009 was no exception. The provincial economy shows a larger concentration of service industries than goods-producing industries compared to Canada as a whole. During the 2005 to 2009 period, real GDP in the service industries accounted for 73.5% of total real GDP compared to 70% for Canada. Growth in goods-producing industries has been declining over the same time period.

The following table shows real GDP by industry in New Brunswick for the years 2005 to 2009, valued in chained 2002 dollars.

Gross Domestic Product by Industry[1]

For Year Ended December 31,

	2005	2006	2007	2008	2009	CAGR[2] % 2005-2009
			(In millions of chained 2002 dollars)			
Goods-Producing Industries						
Manufacturing	2,710.7	2,663.7	2,533.5	2,309.7	2,324.6	-3.8
Construction	1,166.4	1,349.4	1,504.1	1,548.9	1,383.4	4.4
Utilities	768.9	677.0	696.6	652.6	651.1	-4.1
Primary Industries						
Agriculture, Forestry, Fishing and Hunting	791.9	780.7	714.5	643.4	600.3	-6.7
Mining and Oil and Gas Extraction	187.3	274.5	291.1	288.7	225.1	4.7
Total Goods-Producing Industries	5,619.9	5,834.7	5,867.4	5,584.8	5,257.9	-1.7
Service-Producing Industries						
Transportation and Warehousing	1,109.0	1,152.6	1,161.3	1,151.6	1,140.6	0.7
Information and Cultural Industries	737.7	787.9	789.4	802.2	805.1	2.2
Retail Trade	1,320.9	1,384.7	1,443.0	1,514.6	1,568.4	4.4
Wholesale Trade	1,327.8	1,188.4	1,148.2	1,115.2	1,124.9	-4.1
Finance and Insurance, Real Estate, Renting, Leasing, Company Management	3,583.1	3,757.3	3,811.1	3,912.0	4,019.4	2.9
Public Administration	1,971.1	2,031.9	2,075.0	2,128.4	2,183.7	2.6
Educational Services	1,090.4	1,105.6	1,114.9	1,141.2	1,149.8	1.3
Health Care and Social Assistance	1,583.9	1,625.2	1,661.0	1,700.1	1,740.6	2.4
Professional, Scientific and Technical Services	567.1	594.2	609.6	626.9	636.2	2.9
Administrative and Support, Waste Management and Remediation Services	490.4	498.2	513.8	504.3	480.6	-0.5
Accommodation and Food Services	455.3	459.2	452.2	468.0	471.2	0.9
Arts, Entertainment and Recreation	130.7	122.7	127.7	127.0	125.9	-0.9
Other Services	528.7	542.7	562.3	571.0	570.8	1.9
Total Service-Producing Industries	14,899.7	15,241.2	15,464.8	15,765.4	16,021.6	1.8
Total Real Domestic Product (at basic prices)	20,495.8	21,056.3	21,308.1	21,289.7	21,186.3	0.8

[1] Totals may not add up due to the adoption of the chain Fisher deflation methodology
[2] Compound Annual Growth Rate   Source: Stats Canada

Primary Industries

Mining.

New Brunswick is a major Canadian producer of lead, zinc, silver, potash, natural gas, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2009, the overall value of mineral production was estimated to total $1.1 billion, a 29% decrease from 2008.

The value of metallic mineral production in 2009 was $749.6 million, down significantly (-16.8%) from 2008. The metals sector accounts for 68.7% of the total value of mineral production. Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $340.8 million, a 46.3% drop from 2008. The non-metals sector is influenced primarily by potash. Potash production was down significantly because of three eight-week shutdowns at the potash mine near Sussex. Foreign exports of zinc ores and concentrates originating from the Province declined 30.6% to $185 million in 2009.

Employment in the mining and oil and gas extraction industry stood at 4,800 in 2009, down 200 from a year earlier. The sector represents slightly less than 1% of Provincial GDP. The $1.7-billion expansion of the potash mine (adjacent to its existing operation near Sussex) is currently underway and is expected to be completed in 2013. Work on the expansion began in 2008.

Mineral Production

Year Ended December 31,

	2005	2006	2007	2008	2009p
			(In millions of dollars)		
Metallic Minerals	583.4	1,228.5	1,201.2	900.9	749.6
Fuels, including Coal	n/d	n/d	n/d	n/d	n/d
Non-Metallic Minerals	n/d	n/d	n/d	n/d	n/d
Total	906.6	1,538.6	1,540.2	1,535.1	1,090.4

p - preliminary
n/d - not disclosed
Source: Statistics Canada.

Forestry

Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $28.8 million in Crown royalties for the fiscal year ended March 31, 2010. The Province received $27 million of these royalties from Licensee and Sub-licensee harvest activities and $1.8 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2004 through 2008.

Forest Production

Year Ended December 31,

	2004	**2005**	**2006**	**2007**	**2008**[1]
		(In thousands of cubic metres)			
Pulpwood	2,940	2,049	3,985	3,685	3,677
Logs and Bolts	7,995	7,818	6,371	5,191	5,187
Fuelwood	35	71	62	88	49
Other	35	n/d	n/d	n/d	n/d
Total	11,004	9,968	10,451	8,944	8,931

[1]National Forestry database estimate.

Note: Due to incomplete details totals may not always agree

Agriculture

The 2006 Census of Agriculture counted 2,776 farms in New Brunswick on May 16, 2006, down 8.5% from 3,034 farms in 2001. While there were fewer farms in 2006 than in 2001, the agricultural land base has increased. New Brunswick reported 976,629 acres of farmland in 2006, up from 958,899 acres five years earlier. Beef farms accounted for 19.7% of all farms in New Brunswick in 2006, followed by fruit and tree-nut operations (13.4%), hay farms (11.3%) and dairy farms (9.7%). Total farm cash receipts in the Province were $482.6 million in 2009, up 2.2% from the previous year. Receipts for potatoes, the largest crop, increased 17.2% to $132.9 million.

Fishing

Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 90% of the value of landings estimated at $146.3 million in 2009, a 9.2% decrease from the $161.1 million in 2008. The average annual value of fish landings during the 2005-2009 period was $168.5 million. New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Secondary Industries

Manufacturing

Employment in the manufacturing sector dropped to 33,400 in 2009, down 1,800 from the previous year. Fabricated metal product manufacturing was hardest hit in terms of job losses (-1,600). Food and paper manufacturing also experienced a difficult year with job losses of 1,100 and 1,000 respectively. Petroleum and coal product manufacturing saw the biggest increase (+600). The manufacturing sector represents almost 11% of provincial GDP. In 2009, the value of manufacturing sales decreased by 20.5% from $17,821 million to $14,161 million.

The table below sets forth the leading industrial groups in New Brunswick's manufacturing sector, according to gross selling value of factory sales, for the years 2005 through 2009.

Gross Selling Value of Factory Sales

	Year Ended December 31,					**CAGR[1] %**
	2005	**2006**	**2007**	**2008**	**2009**	**2005-2009**
	(In millions of dollars)					
Industry						
Food Manufacturing	1,796.4	1,695.9	1,768.6	1,823.1	1,797.6	0.02
Wood Product Manufacturing	1,468.2	1,277.7	1,006.1	871.6	777.7	-14.7
Fabricated Metal Product Manufacturing	299.5	370.6	387.9	453.4	405.5	7.9
Miscellaneous Manufacturing[2]	11,685.5	11,386.2	12,486.6	14,672.4	11,180.4	-1.1
Total	15,249.5	14,730.4	15,649.2	17,820.6	14,161.1	-1.8

[1]Compound annual growth rate
[2]The principal components of "Miscellaneous" are petroleum products, paper manufacturing, lead smelting and electrical and electronics commodities.
Source: Statistics Canada

Construction

Due in large part to stimulus funding on the part of government to fight the recession, the construction industry saw massive job gains in 2009 (+3,100). Offsetting a 2.0% decline in residential construction investment was a 7.8% increase in non-residential construction investment.

Service Industries

Trade

In 2009, New Brunswick's retail trade grew at 0.7% following four consecutive years of growth over 4.5%. This industry accounts for more than 7% of provincial GDP. Health and personal care stores experienced the largest growth at 15.4%. Motor vehicle and parts dealers (-2.9%) along with gasoline stations (-16.8%) were largely responsible for the overall weakness in retail in 2009. Nationally, retail sales declined 2.9%. Provincial employment in the sector was 43,800 in 2009, down 2,400 from the previous year. Average weekly earnings in the industry increased 0.7%.

Transportation

Employment in Transportation and warehousing decreased by 1,500 in 2009 (although truck transportation increased by 1,000). The ports of Saint John and Belledune reported cargo volume increases of over 5% each; the former also saw cruise ship passengers rise 2.2%. Airports serving the three largest centers set record levels for passenger movements. The transportation and warehousing sector represents almost 6% of provincial GDP.

Construction on the $465 million Brunswick pipeline that connects the new LNG terminal in Saint John to the US market was deemed mechanically complete on January 31, 2009.

Communications and Technology

Employment in communication and technology was stable in 2009; a small increase in computer system design services was offset by a similar decrease in scientific and technical services. This group accounts for 9% of provincial GDP. The customer contact sector has more than 100 sites that employ roughly 18,000 people throughout the province.

Tourism

In 2009, employment for accommodation and food services in New Brunswick fell 2.1% to 23,400 while average weekly earnings in the industry rose 1.8%. The tourism sector represents approximately 2% of Provincial GDP.

New Brunswick accommodations sold over 1.7 million room nights in 2009, representing a 2% decrease as compared to 2008. New Brunswick resident room nights accounted for most of this decline, but U.S. and other international resident room nights also decreased by 4% in 2009 as compared to 2008. U.S. border crossings into New Brunswick by auto for trips of one or more nights did show a marginal increase of 2% in 2009, after years of significant declines post 9/11.

New Brunswick's provincial parks sold 11% more campsite nights in 2009 as compared to 2008, and while the majority of this camping was due to New Brunswick residents, increases in campsite nights to residents of Québec, Ontario, and the United States were observed.

Foreign Trade
Selected Trade Indicators

Year Ended March 31,

	2005	**2006**	**2007**	**2008**	**2009**
	(In millions of dollars unless otherwise stated)				
Exports of Goods and Services	20,082	20,208	21,383	22,852	19,416
Exports to other countries	12,136	11,743	12,314	13,474	10,835
Exports of goods to other countries	11,031	10,586	11,236	12,367	9,769
Exports of services to other countries	1, 105	1,157	1,078	1,107	1,066
Exports to other provinces	7,946	8,465	9,069	9,378	8,581
Exports of goods to other provinces	5,446	5,860	6,202	6,476	5,638
Exports of services to other provinces	2,500	2,605	2,867	2,902	2,943
Ratio of Exports to Nominal GDP	81.3%	78.2%	79.1%	83.5%	70.6%
Imports of Goods and Services	22,564	23,716	25,407	28,314	24,806
Imports from other countries	11,940	12,058	12,315	15,541	13,208
Imports of goods from other countries	11,170	11,201	11,237	14,457	12,131
Imports of services from other countries	770	857	1,078	1,084	1,077
Imports from other provinces	10,624	11,658	13,092	12,773	11,598
Imports of goods from other provinces	5,683	6,141	7,049	6,527	5,404
Imports of services from other provinces	4,941	5,517	6,043	6,246	6,194
Ratio of Imports to Nominal GDP	91.3%	91.8%	93.9%	103.4%	90.2%
Trade Balance	(2,482)	(3,508)	(4,024)	(5,462)	(5,390)
Gross Domestic Product at Market Prices	24,716	25,847	27,044	27,376	27,497

Source: Statistics Canada

Foreign Exports of Commodities

Foreign exports of commodities have become increasingly important to both the New Brunswick and Canadian economies. In 2009, foreign exports were equivalent to 42.4% of real GDP for the Province compared to 26% for Canada.

New Brunswick's foreign exports of commodities, estimated at $9,769 million in 2009 (in current dollars), decreased at a compound annual growth rate of 3% over the 2005 to 2009 period. This occurrence was a reflection of the sharp decline in 2009, which was led by weakness on the energy side.

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2009, the U.S. purchased an aggregate of 86% of the Province's foreign commodity exports. Energy products (mostly refined petroleum products and some electricity) accounted for 63.5% of all commodity exports that year, followed by agriculture and fishing products at 11.9%, and forest products and industrial goods at 11.1% and 7.6% respectively.

The table below shows foreign exports of commodities from New Brunswick for the years 2005 to 2009. The largest component, energy products, increased at a compound annual growth rate of 0.4% during that time due to particularly sharp decreases in energy prices in the past few years. Exports of forest products decreased at a compound annual growth rate of 11% due to price declines and weak markets.   Following a very difficult 2009, exports of industrial goods declined at a compound annual rate of 1.5% between 2005 and 2009.

Foreign Exports of Commodities

Year Ended December 31,

	2005	2006	2007	2008	2009	CAGR[1] (%) 2005-2009
			(In millions of dollars)			
Forest Products	1,755.8	1,788.4	1,615.6	1,252.5	1,102.3	-11.0
Energy Products	6,184.3	5,810.4	6,658.2	8,406.5	6,286.0	0.4
Agriculture and Fishing Products	1,277.7	1,218.8	1,107.3	1,250.8	1,177.8	-2.0
Industrial Goods	801.7	852.9	1,095.6	1,305.6	754.3	-1.5
Machinery and Equipment	459.0	471.5	471.1	335.4	307.0	-9.6
Other	199.5	235.6	234.5	257.4	274.7	8.3
Total	10,678.0	10,377.7	11,182.5	12,808.2	9,901.8	-1.9

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2005 to 2009. The largest component, energy products, increased at a compound annual growth rate of 5.4% during that time due to particularly strong increases in energy prices in the past few years.

Foreign Imports of Commodities

Year Ended December 31,

	2005	2006	2007	2008	2009	CAGR[1] (%) 2005-2009
			(In millions of dollars)			
Forest Products	170.0	149.3	138.0	127.7	100.6	-12.3
Energy Products	5,135.9	5,104.9	4,987.3	7,763.3	6,347.0	5.4
Agriculture and Fishing Products	496.8	476.1	452.8	464.1	479.7	-0.9
Industrial Goods	1,040.9	726.3	798.5	986.0	930.8	-2.8
Machinery and Equipment	713.9	613.1	602.2	840.8	996.0	8.7
Other	444.7	461.1	481.7	563.2	541.7	5.1
Total	8,002.6	7,531.0	7,460.6	10,744.7	9,395.6	4.1

[1] Compound annual growth rate

New Investment

The following table sets forth statistics regarding new investment in New Brunswick by sector and compares total new investment with Canada as a whole.

New Investment

	Year Ended December 31,				
	2005	**2006**	**2007**	**2008**	**2009**
	(In millions of dollars)				
Construction					
Housing	1,305.2	1,394.3	1,524.1	1,622.0	1,628.9
Public Administration	433.5	476.4	420.0	565.3	705.4
Other	996.7	1,717.7	1,999.3	2,264.1	1,678.6
Construction Investment	2,735.4	3,588.4	3,943.4	4,451.4	4,012.9
Machinery and Equipment					
Manufacturing	597.7	n/d	537.5	511.9	474.7
Finance and Insurance	222.8	246.7	272.2	207.6	156.8
Public Administration	134.0	129.5	179.3	189.9	188.5
Real Estate and Rental and Leasing	212.3	227.3	215.0	192.0	167.7
Other	840.8	1,494.1	884.4	990.8	1,002.0
Machinery and Equipment Investment	2,007.6	2,097.6	2,088.4	2,092.2	1,989.7
Total New Investment	4,743.0	5,686.0	6,031.8	6,543.6	6,002.6
Total New Investment (Canada)	273,225.3	305,410.2	328,804.6	349,258.5	309,537.9

Capital investment in New Brunswick decreased 8.3% to $6.0 billion in 2009. Investment in the public sector held steady while it declined in the private sector. Private sector capital investment, which represents about 75% of the total, decreased almost 11%. Lower investment in utilities and transportation and warehousing had the strongest impact on the provincial total. Nationally, capital investment dropped 11.4%. Major investments in the province since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education and forestry-related industries.

Growth in the economy over recent years has been driven by large capital investment projects in the energy, mining and manufacturing sectors, development of information and technology industries, growth in business and personal services and public investment and program spending.

The $750 million LNG terminal became fully operational in 2009 and began supplying gas to the U.S. northeast in January of 2010. Work on the refurbishment of the Point Lepreau nuclear plant continued during 2009.

Continued work on the Point Lepreau refurbishment and the potash mine expansion in Sussex combined with increased government spending on capital projects helped limit the depth of the recession in the province. Also cushioning the blow was the delivery of natural gas to the U.S., which commenced with the completion of the Canaport LNG terminal in Saint John.

Residential construction investment totaled $1,571.14 million in 2009, a 2% decline from 2008. Construction of new dwellings and cottages were the major contributors to the decrease. Nationally, residential construction investment declined 12%. In 2009, provincial housing starts decreased 17.6% to 3,521 units, the lowest level reported since 2001.

Non-residential building construction investment increased 7.8% in 2009. Gains in commercial building construction (+8.6%) and institutional and governmental building construction (+24.8%) more than offset an 18.9% decline in industrial building construction. The increase in investment translated into a strong employment gains within the construction industry (+3,100). Construction industries represent roughly 6.5% of Provincial GDP.

Labour Force

Employment in New Brunswick experienced a slight increase in 2009 (+0.1%) with gains totalling 200 to reach a record level of 366,400. Employment gains were all in part-time work, however, which increased by 500 (+0.9%) and accounted for 16% of all jobs in the province. Full-time employment fell by 200 (-0.1%). Nationally, employment fell 1.6%. The provincial unemployment rate increased from the previous year to 8.9% marking the sixth consecutive year the rate has been lower than 10%. Canada's jobless rate increased to 8.3% from the 6.1% experienced in 2008. Unemployment in New Brunswick stood at 35,700, a 3.8% increase from 2008 while the national level increased 35.8%.

Labour Force

	Average for Year Ended December 31,				
	2005	**2006**	**2007**	**2008**	**2009**
			(In thousands)		
Population 15 years and over	610.	611.3	613.2	617.9	621.5
Labour Force	388.	389.6	392.4	400.6	402.1
Labour Force Employed	350.	355.4	362.8	366.2	366.4
Labour Force Unemployed	37.7	34.2	29.6	34.4	35.7
Unemployment Rate					
New Brunswick	9.7	8.8%	7.5%	8.6%	8.9%
Canada	6.8	6.3%	6.0%	6.1%	8.3%
Participation Rate					
New Brunswick	63.6	63.7%	64.0%	64.8%	64.7%
Canada	67.2	67.2%	67.6%	67.8%	67.3%

Source: Statistics Canada

From 2005 to 2009, the number of persons employed in New Brunswick increased 4.5%. Employment increases in 2009 were concentrated in the goods-producing sector, which rebounded from losses the previous year. These gains offset declines in the service sector. Notable increases were evident in construction (+3,100), public administration (+1,900) and educational services (+1,800), while sizeable losses were suffered in trade (-3,000) and manufacturing (-1,800). Employment in the goods producing sector increased by 1,300 while the service sector lost 1,000 jobs in 2009.

The following table indicates employment by industry in New Brunswick for the years 2005 through 2009.

Employment by Industry

Average for Year Ended December 31,

	2005	2006	2007	2008	2009
		(In thousands)			
Goods-Producing Sector					
Agriculture	6.8	6.2	6.3	6.0	7.2
Forestry, Fishing, Mining, Oil and Gas	11.6	9.9	11.1	11.7	11.0
Manufacturing	35.9	36.9	37.9	35.2	33.4
Utilities	3.3	3.1	4.1	4.9	4.4
Construction	18.6	21.1	24.0	23.9	27.0
Service-Producing Sector					
Trade	58.2	56.8	57.2	57.7	54.7
Transportation and Warehousing	21.2	19.9	19.1	20.4	18.9
Professional, Scientific and Technical Services	15.1	14.5	15.5	17.2	17.1
Business, Building and Other Support Services	21.0	21.8	20.2	19.4	19.8
Educational Services	26.4	27.2	26.8	25.9	27.7
Health Care and Social Assistance	46.8	45.3	48.0	50.9	50.0
Information, Culture and Recreation	12.5	11.9	13.4	11.8	11.8
Accommodation and Food Services	22.2	25.0	24.2	23.9	23.4
Other Services	16.4	17.7	17.1	15.8	15.8
Finance, Insurance, Real Estate and Leasing	13.5	16.4	16.4	15.8	16.7
Public Administration	21.0	21.7	21.4	25.5	27.4
Total	350.5	355.4	362.8	366.2	366.4

Source: Statistics Canada

Economic Development

Economic growth is assisted by the Federal Government's Atlantic Canada Opportunities Agency ("ACOA") which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces. In addition, economic growth will be enhanced by investments in infrastructure which are made possible by the following joint initiatives:

The Canada-New Brunswick Infrastructure Program Agreement came into effect in 2000 to improve urban and rural municipal infrastructure in New Brunswick. Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2010, $109 million of federal/provincial funding had been expended under this Agreement. This initiative expired March 31, 2010.

The Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement came into effect in 2004 to improve local infrastructure projects in New Brunswick. Canada and New Brunswick are each contributing $39.6 million to be matched by municipalities for a total of $118.8 million. As at March 31, 2010, $67.7 million of Federal/Provincial funding had been expended under this Agreement. This initiative will continue until March 31, 2012.

The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure. Canada and New Brunswick are contributing $116.1 million and $30 million, respectively, for a total of $146.1 million. As at March 31, 2010, $100 million had been expended under this initiative.

The Canada-New Brunswick Public Transit Capital Trust was established beginning in 2006 to invest a total of $41.4 million in public transit in New Brunswick. As at March 31, 2010, $41.4 million had been expended under this initiative.

Under the Canada-New Brunswick Building Canada Fund – Base Funding agreement which came into effect in 2008, $175 million of federal funding will be invested in infrastructure projects during the seven years ending March 31,

18

2014. This funding is to be matched by the province. As at March 31, 2010, $68.4 million had been expended under this Agreement.

The Community Development Trust was established in 2008 by the Government of Canada to invest $30 million over three years in communities most affected by changes in the global economy. As at March 31, 2010, $30.7 million had been expended from this trust.

The Canada-New Brunswick Building Canada Fund – Communities Agreement for $33 million each federal and provincial funding expires March 31, 2017. In September 2009, the province entered into the Building Canada Fund Communities Amended Agreement, committing a further $11.1 million of federal and provincial funding. Expenditures were $11 million as at March 31, 2010.

The Canada-New Brunswick Infrastructure Stimulus Fund Agreement evolved from Canada's Economic Action Plan (January 27, 2009) – a $4-billion stimulus initiative that provided funding for community construction-ready infrastructure projects. The agreement deadline is March 31, 2011. New Brunswick's total federal allocation is $91 million. As at March 31, 2010, $55.9 million has been expended under this Agreement.

In addition, economic growth will be enhanced by other investments which are made possible by the following joint initiatives:

The Canada ecoTrust Fund was established in 2007 by the Government of Canada to invest $34 million over three years in projects identified by the Climate Change Action Plan to reduce greenhouse gas emissions and air pollutants. As at March 31, 2010, $30.8 million has been expended under this fund.

The Province of New Brunswick is also investing directly in the following three initiatives in support of economic growth:

- In 2001, the Total Development Fund was established by the Government of New Brunswick to fund the implementation of value-added development initiatives in the forestry, mining, energy, aquaculture, agriculture, and tourism sectors. As at March 31, 2010, $86.1 million had been expended under this program.

- In 2008, the Government of New Brunswick committed $100 million to the Northern New Brunswick Infrastructure Initiative, a comprehensive development strategy for the northern regions of New Brunswick. As at March 31, 2010, $14 million has been expended under this initiative.

- In 2009, the Government of New Brunswick committed $50 million to the Northern Economic Development Fund, with the objective of developing, diversifying and growing the economy and communities of Northern New Brunswick. As at March 31, 2010, $12 million has been expended under this initiative.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the *Constitution Act, 1867* and the *Constitution Act, 1982* provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The *Financial Administration Act* governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the Provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the *Financial Administration Act,* should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the *Financial Administration Act* and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2010, the balance of unspent special purpose funds was $115.9 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Board of Management as per the *Financial Administration Act*, be carried forward to subsequent fiscal years. At March 31, 2010, the balance of unspent special operating funds approved for carry-over was $33.5 million. All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the *Auditor General Act* for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Provincial Legislature and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the financial statements. The methods by which the various organizations are included in the Province's financial statements are also outlined in Note 1(c).

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Province enacted the *Fiscal Responsibility and Balanced Budget Act* in 2006 which states that "It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period." The most recently ended fiscal period commenced April 1, 2004 and ended March 31, 2007. A new fiscal period began April 1, 2007 and will end March 31, 2011. The Government met its objective with a cumulative surplus of $597.8 million for the fiscal period ending March 31, 2007.

The government indicated in the 2009-2010 Budget that given the global economic and financial climate, the objectives of the *Fiscal Responsibility and Balanced Budget Act* for the current four-year fiscal period from April 1, 2007 to March 31, 2011, would not be met. The government reported a surplus of $86.7 million for the 2008 fiscal year; a deficit of $192.3 million for the 2009 fiscal year; and a further deficit of $817.2 million for the 2010 fiscal year resulting in a cumulative deficit for balanced budget purposes of $922.8 million.

The Province implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies during the year ended March 31, 2005. It implemented the new government reporting model recommendations of PSAB of the CICA. In addition to restating net debt, the new accounting model introduced an additional financial measure for governments that is referred to as the accumulated deficit. It is the net debt minus non-financial assets. With this model, net debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets and the portion that relates to past operating deficits or the accumulated deficit. The new reporting model has resulted in a number of financial statement changes. In some cases, historical data cannot be reproduced in the new format.

The following table sets forth information regarding the surplus or deficit for the four fiscal years ended March 31, 2010 and the Budget Estimates for the fiscal year ending March 31, 2011

Comparative Statement of Surplus or Deficit

Year Ending March 31

BUDGETARY ACCOUNTS	2007	2008	2009	2010	Budget Estimates 2011
		(In thousands of dollars)			
Ordinary Account					
Revenues	6,241,180	6,543,893	6,655,047	6,519,000	6,693,883
Expenditures	5,972,674	6,422,600	6,806,359	7,132,684	7,297,768
Surplus (Deficit)	268,506	121,293	(151,312)	(613,684)	(603,885)
Capital Account					
Revenues	28,935	153,806	48,085	84,492	66,892
Expenditures	432,821	874,805	474,982	646,066	896,055
Surplus (Deficit)	(403,886)	(720,999)	(426,897)	(561,574)	(829,163)
Special Purpose Account					
Revenues	62,648	62,442	67,090	62,536	56,873
Expenditures	53,102	52,276	61,915	57,111	63,323
Surplus (Deficit)	9,546	10,166	5,175	5,425	(6,450)
Special Operating Agency Account					
Revenues	246,294	294,229	307,676	349,219	407,907
Expenditures	229,992	289,488	286,431	337,579	407,704
Surplus (Deficit)	16,302	4,741	21,245	11,640	203
Sinking Fund Earnings	231,745	230,655	233,407	216,426	229,300
Accounting Adjustments					
Revenue	(170,544)	(215,595)	(197,286)	(207,952)	(210,231)
Expenditure	(182,290)	(242,549)	(77,023)	(184,483)	(210,231)
Consolidated Revenue	6,640,258	7,069,430	7,114,019	7,023,721	7,244,624
Add: Amortization of Deferred Capital Contributions	23,174	27,135	30,912	34,644	34,229
Less: Capital Revenues Related to Tangible Capital Assets	(43,489)	(165,380)	(64,859)	(99,120)	(66,677)
Items netted for Budget Purposes	30,818	33,671	32,786	30,655	35,252
Operating Revenue	6,650,761	6,964,856	7,112,858	6,989,900	7,247,428
Consolidated Expenditures	6,506,299	7,396,620	7,552,664	7,988,957	8,454,619
Add: Amortization Expense	238,700	253,346	279,960	291,084	306,744
Less: Gross Investment in Tangible Capital Assets	(367,250)	(837,763)	(440,780)	(559,366)	(800,382)
Other Accounting Adjustments	5,827	22,250	(119,536)	(23,530)	-
Items netted for Budget Purposes	30,818	33,671	32,786	30,655	35,252
Operating Expense	6,414,394	6,868,124	7,305,094	7,727,800	7,996,233
Surplus (Deficit)	236,367	96,732	(192,236)	(737,900)	(748,805)
(Increase) Decrease in Net Debt from Operations	133,959	(327,190)	(438,645)	(965,235)	(1,209,995)

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2010 and the Budget Estimates for the fiscal year ending March 31, 2011.

Changes in Cash Flow

	2007	2008	2009	2010	Budget Estimates[1] 2011
Operating Transactions					
Surplus (Deficit)	236.4	96.7	(192.3)	(737.9)	(748.8)
Non-Cash Items					
Amortization of Premiums, Discounts and Issue Expenses	7.3	8.1	8.1	5.7	-
Foreign Exchange Expense	(30.8)	(16.8)	(6.6)	(20.0)	-
Increase in Allowance for Doubtful Accounts	69.9	58.6	118.9	92.7	-
Sinking Fund Earnings	(231.8)	(230.7)	(233.4)	(216.4)	(229.3)
Amortization of Tangible Capital Assets	238.7	253.4	279.9	291.1	306.7
Amortization of Deferred Capital Contributions	(23.1)	(27.1)	(31.0)	(34.6)	(34.2)
Loss on Disposals of Tangible Capital Assets	0.3	2.0	1.0	0.4	-
Actual Losses (Gains) Due to Foreign Exchange	16.6	4.5	3.5	4.9	-
Decrease in Pension Liability	(156.6)	(118.3)	34.5	13.6	-
Increase (Decrease) in Deferred Revenue	41.9	15.6	17.0	31.1	-
Decrease (Increase) in Working Capital	(128.3)	64.7	(105.7)	(90.0)	-
Net Cash from (Used In) Operating Activities	40.5	110.7	(106.1)	(659.4)	(705.6)
Investing Transactions					
(Increase) Decrease in Investments, Loans and Advances	(95.0)	(198.9)	(20.6)	117.8	145.3
Non-Cash Adjustment in Investing Activities	-	8.0	(128.1)	4.9	-
Net Cash (Used In) Investing Activities	(95.0)	(190.9)	(148.7)	122.7	145.3
Capital Transactions					
Purchase of Capital Assets	(367.3)	(837.8)	(440.8)	(559.3)	(800.4)
Cash Received to Acquire Tangible Capital Assets	43.5	165.4	64.9	99.1	66.7
Cash Used in Capital Transactions	(323.8)	(672.4)	(375.9)	(460.2)	733.7)
Financing Transactions					
Net Proceeds from Issuance of Funded Debt	1,095.3	733.4	1,486.9	1,292.9	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	376.7	180.4	375.0	343.7	-
Decrease in Obligations Under Capital Leases	(17.0)	(11.7)	(19.5)	(20.4)	-
Sinking Fund Installments	(129.1)	(143.4)	(139.6)	(160.3)	-
Funded Debt Matured	(755.5)	(537.3)	(861.3)	(922.7)	-
Net Cash from Financing Activities	570.4	221.4	841.5	533.2	-
Increase (Decrease) in Cash Position during Year	192.1	(531.2)	210.8	(463.7)	-
Cash Position – Beginning of Year	59.1	251.2	(280.0)	69.2)	-
Cash Position – End of Year	251.2	(280.0)	(69.2)	(532.9)	-
Cash Represented by					
Cash net of Bank Advances and Short Term Borrowing	251.2	(280.0)	(69.2)	(532.9)	-

[1] The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.   (-) Denotes no estimate provided.

2009-2010 Budget Estimates

For the fiscal year ended March 31, 2010 there was a deficit of $737.9 million. This represents a decrease of $3.0 million from the budgeted deficit of $740.9 million. Operating revenues were $6,989.9 million, $107.4 million lower than the budgeted amount of $7,097.3 million. The decrease was primarily due to a net loss of $212.2 million for the New Brunswick Electric Finance Corporation (NBEFC) due to a write down incurred as a result of NB Power's decision to shut down and decommission a generating station. Operating expenses were $110.4 million lower than budget at $7,727.8 million largely as a result of pension expense which improved because of higher than budgeted investment returns. Net debt increased by $965.2 million for the year compared to the budgeted increase of $968.7 million.

Major Sources of Ordinary Account Revenue for 2010-11

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2011, the Province's revenue is estimated at $6,693.9 million, projecting an increase of 2.7% from the fiscal year ended March 31, 2010. Overall this represents a projected increase of $174.9 million in revenue. Revenue is increasing mainly due to the negative one-time revenue adjustment in 2009-2010 for NBEFC as stated above. The principal factors that have increased revenue are Other Agencies ($240.2 million) and Consumption Tax ($72.1 million), partially offset by weaker Personal Income Tax ($108.5 million) and Corporate Income Tax ($51.4 million) revenues.

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2010 and the Budget Estimates for the fiscal year ending March 31, 2011.

Ordinary Account Revenue Sources

Year Ending March 31

	2007	2008	2009	2010	Budget Estimates 2011	CAGR[1] 2007-11
			(%)			
Taxes						
Personal Income	18.8	19.2	19.9	19.9	17.7	0.3
Corporate Income	6.1	6.5	2.1	3.9	3.0	(14.4)
Consumption	18.7	17.1	20.4	18.9	19.5	2.8
Property	5.7	5.6	6.0	6.5	6.4	4.5
Miscellaneous	0.6	0.6	0.6	0.7	0.6	1.1
Total Taxes	50.0	49.0	49.0	49.9	47.3	0.4
Other Revenue						
Licenses, Permits and Fees	5.3	5.0	5.0	5.5	5.4	2.1
Federal Government Payments	38.7	38.0	39.2	42.1	41.2	3.3
Other Agencies	4.3	5.6	4.7	1.0	4.5	3.3
Miscellaneous	1.7	2.3	2.2	1.6	1.7	1.2
Total Revenue	100.0	100.0	100.0	100.0	100.0	
Total Net Ordinary Account Revenue (millions of dollars)	6,241.2	6,543.9	6,655.0	6,519.0	6,693.9	1.8

[1] Compound annual growth rate

24

Personal and Corporate Income Taxes

New Brunswick's provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement. For the taxation years up to and including 1999, personal income tax was calculated as a percentage of Federal income tax. Effective January 1, 2000, the Province adopted a 'tax on taxable income' method of calculating provincial personal income tax. This method gave New Brunswick's personal income tax policy flexibility to help ensure the tax system addresses the government's social, economic and fiscal objectives.

The 2009-2010 Budget announced that the existing four-rate, four-bracket personal income tax structure would be replaced with two rates of 9% and 12% and two-brackets by 2012. The table below shows the New Brunswick provincial personal income tax rates from 2008 to 2010.

2008	**2009**	**2010**
10.12% on first $34,836	9.65% on first $35,707	9.3% on first $36,421
15.48% on $34,836 to $69,673	14.5% on $35,707 to $71,415	12.5% on $36,421 to $72,843
16,80% on $69,673 to $113,273	16.0% on $71,415 to $116,105	13.3% on $72,843 to $118,427
17.95% over $113,273	17.0% over $116,105	14.3% over $118,427

Provincial income tax credit amounts and tax brackets are indexed annually and for the years 2010 to 2012 they are indexed by the greater of national CPI and 2%.

In the 2001-2002 Budget, the Province introduced a low-income tax reduction that has been enhanced over the years. Currently, the low-income tax reduction ensures that all single tax filers with incomes up to $14,648 and families earning up to $25,899 will pay no provincial personal income tax for the 2010 taxation year. The enhanced Low-Income Tax Reduction provides more tax relief to low and middle-income earners by reducing the phase-out rate to 3% on incomes above the threshold for 2010 and subsequent years. As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level. Also, effective for 2010, the Low-Income Seniors' Benefit was increased to $400.

On November 24, 2010, government tabled legislation that restores the Home Energy Assistance Program ("HEAP"). HEAP provides a $100 benefit designed to help low-income families cope with high energy prices. The program will be effective for one year and will provide a one-time payment of $100 to families with incomes up to $28,000. Individuals will be able to apply for the benefit beginning in January 2011.

In June 2006, the New Brunswick Legislature passed the *Tuition Tax Cash Back Credit Act.* Under this program, New Brunswickers and others who attended post-secondary institutions anywhere, paid tuition after January 1, 2005 and decide to live and work in New Brunswick are eligible for a rebate of 50% of their tuition costs to a maximum of $20,000, increased from $10,000 in the 2009-2010 Budget. Individuals can apply for up to $4,000 per year, increased from $2,000 in the 2009-2010 Budget. The 2007-2008 Budget amended the Tuition Rebate program to require graduation from an eligible post-secondary institution.

The 2009-2010 Budget also announced that taxpayers paying medical or disability-related expenses on behalf of a dependent relative may claim those expenses under the medical expense tax credit. Currently, the maximum eligible amount that can be claimed on behalf of such a dependent relative in New Brunswick is $5,000. This eligible maximum was increased to $10,000, effective for the 2009 taxation year.

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the Province implemented the Small Business Investor Tax Credit effective August 1, 2003. This tax credit provides a 30% non-refundable personal income tax credit on eligible investments by New Brunswickers made after August 1, 2003. The credit is applied against Provincial personal income tax otherwise payable. The 2007-2008 Budget announced the enhancement of the Small Business Investor Tax Credit effective for applications received on or after March 13, 2007. The enhancements include: (1) increasing the size of the allowable investment for the 30% credit from $50,000 to $80,000 so that the maximum amount of credit available to an individual investor increased from $15,000 to $24,000, (2) broadening the type of shares issued to include convertible, preferred shares and (3) increasing the size of business that is eligible to participate in the program from $25 million in net tangible assets to $40 million. The 2009-2010 Budget further enhanced the Small Business Investor Tax Credit by increasing the size of the allowable investment for the 30% credit from $80,000 to $250,000 so that the maximum amount of credit available to an individual investor increased from $24,000 to $75,000. Amendments were also made to the program to allow a larger number of investors to participate in an investment project.

The New Brunswick Labour Sponsored Venture Capital ("LSVC") non-refundable tax credit is intended to make venture capital financing more accessible to small and medium-sized businesses in the province. In 2009, the LSVC tax credit program was enhanced to allow for an increase in the qualifying investment from $5,000 to $10,000 and the tax credit rate was increased from 15% to 20% for eligible shares purchased after March 17, 2009.

On November 30, 2006, the New Brunswick Government paralleled the Federal changes to the taxation of dividend income by introducing a two-rate dividend tax credit ("DTC") structure. At that time, the enhanced New Brunswick DTC provided a rate of 12% on eligible dividends from large Canadian corporations paid on or after January 1, 2006. The 2007-2008 New Brunswick Budget further modified the two-rate DTC structure that was announced in November 2006. The tax credit on dividends received from small business on or after January 1, 2007 was increased from 3.7% to 5.3%.

The corporate income tax ("CIT") is calculated as a percentage of CIT as defined for Federal tax purposes. The 2009-2010 Budget announced a phased reduction in the general CIT rate from 13% to 8% by 2012. The table below shows the general CIT rates from 2008 to 2010.

New Brunswick Provincial General Corporate Income Tax Rate

2008	2009 (Effective July 1)	2010 (Effective July 1)
13%	12%	11%

New Brunswick Small Business Corporate Income Tax Rate

New Brunswick's small business CIT rate applies to active business income of small Canadian controlled private corporations. Currently, the New Brunswick small business rate is 5% on the first $500,000 of active business income.

Effective January 1, 2003, New Brunswick's Research and Development tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents. Effective January 1, 2010, government extended the Film Tax Credit program to December 31, 2019 and enhanced the program with the addition of a regional bonus component, as announced in the 2010-2011 Budget on Dec. 1, 2009. The addition of a 10% regional bonus component increases the NB Film Tax Credit to 50% of eligible labour costs for approved productions that take place more than 50 kilometres from Moncton, Fredericton and Saint John. The regional bonus provides incentives for film productions outside the major centres.

Capital Taxes

For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for Federal and Provincial CIT purposes.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its Provincial retail sales tax and adopted a harmonized sales tax ("HST"). The HST is a value-added tax composed of the Federal goods and services tax ("GST") and a Provincial component of 8%. The Federal government administers the HST. The tax adopts the Federal GST base and therefore applies to all goods and services subject to tax under the Federal *Excise Tax Act*. On July 1, 2006, the Federal government reduced the GST to 6% and on January 1, 2008, the Federal government further reduced the GST to 5%. As a result of these changes, the HST rate in New Brunswick is currently 13%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the Federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 8% Provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The Provincial gasoline and motive fuel tax rates are currently 10.7 cents per litre for gasoline and 16.9 cents per litre for motive fuel. To provide relief to New Brunswick drivers at the pumps, the Provincial gasoline tax was reduced by 3.8 cents per litre, effective at midnight October 3, 2006. The government has also provided equivalent relief to owners of non-commercial diesel vehicles through a reduction in annual vehicle registration fees. A $40 annual payment is made to the registered owner. Payments commenced for vehicles registered for the first time or registrations renewed after Oct. 3, 2006.

Tobacco Tax

To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes were increased twice in 2002. On June 18th, 2002, tobacco taxes increased from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco. On December 10, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes

New Brunswick levies a Provincial real property tax of $1.4573 per $100 of assessment on residential property that is not occupied by the owner. A Provincial property tax rate of 63.15 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas. The Province also levies a property tax on non-residential property at a rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment. Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. A fee of 4.86 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the *Assessment Act*.

Effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the Provincial property tax applied to their low-income rental housing property.

In the 2005-2006 Budget, Government introduced legislation to amend the *Assessment Act* to encourage private sector businesses to develop and utilize heritage properties. This program provides a property tax incentive for owners of designated heritage properties who undertake an approved restoration. The owner of the designated heritage property is forgiven a portion of the net increase in Provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

On July 7, 2007, Government announced a new High Energy Use Tax Rebate to paper mills over the next two years for additional electricity costs resulting from the power rate increase approved by the New Brunswick Energy and Utilities Board ("EUB") for the period April 1, 2007 to March 31, 2008 and to offset financial and market pressures. This assistance is provided through a rebate against Provincial property taxes. To be eligible for the rebate, the paper mills must be operating as of March 31, 2008, they must be producing at 85 per cent of their previous year's output at a minimum and they must not have any arrears in their property taxes. To receive the rebate in the second year, the mills must be operating as of March 31, 2009 and meet the same production criteria. The 2009-2010 Budget extended the High Energy Use Tax Rebate by one year to March 31, 2010.

As announced on March 12, 2010, effective with the 2010 property tax bills, the low-income property tax allowance was enhanced to provide: a $300 benefit to households with total taxable incomes up to $22,000; a $200 benefit to households with total taxable incomes between $22,000 and $25,000; and a $100 benefit to households with total taxable incomes between $25,000 and $30,000. The previous program provided a $200 benefit for families with taxable incomes of $20,000 or less.

On December 1, 2010 government announced it will cap increases in property tax assessments for owner-occupied residential property at 3% effective for the 2011 and 2012 property taxation years. This is an interim measure undertaken while the government works together with municipalities, local service districts, businesses and other partners to design a new system that is fairer and more effective for the long-term.

Federal-Provincial Fiscal Arrangements

The *Federal-Provincial Fiscal Arrangements Act* was amended to implement certain provisions of the 2009-2010 federal budget. The amendments received Royal Assent on March 12, 2009. The changes defined the fiscal equalization payments to the provinces for the fiscal year beginning on April 1, 2009 and amended the method by which fiscal equalization payments will be calculated for subsequent fiscal years. Amendments were also made to the method by which the Canada Health Transfer is calculated for each fiscal year in the period beginning on April 1, 2009 and ending on March 31, 2014.

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the Federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2009 was $1,583.8 million and for the fiscal year ended March 31, 2010 was $1,689.4 million. Fiscal equalization payments accounted for 23.8% of total ordinary revenue for the fiscal year ended March 31, 2009 and 25.9% of the total ordinary revenue for the fiscal year ended March 31, 2010.

Canada Health Transfer ("CHT") and *Canada Social Transfer ("CST")*

In 2009-2010 the Federal government provided annual funding through the CHT, CST and various one-time funds in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2009, major health and social transfers totaled $804.1 million which accounted for 12.1% of total ordinary revenue. For the fiscal year ended March 31, 2010, major health and social transfers totaled $822.3 million which accounted for 12.6% of total ordinary revenue. The CHT will be allocated on an equal per capita basis starting in 2014-15, when current legislation incorporating the *10-Year Plan to Strengthen Health Care* expires.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the Federal government may make unconditional payments to a Province when total revenues of that Province, as per the Federal definition, fall short of the previous year's total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2010 the Province's ordinary expenditure was $7,132.7 million, 4.8% higher than the ordinary expenditure for the fiscal year ended March 31, 2009. The net increase of $326.3 million was a result of additional investments made in health care, education, economic development, children and youth, and seniors. The total budget for ordinary account expenditures for the year ending March 31, 2011 is $7,333.0 million.

Ordinary Account Expenditure

Year Ending March 31,

	2007	2008	2009	2010	Budget Estimates 2011
	(In millions of dollars)				
Central Government	611.8	704.7	764.2	758.6	839.5
Economic Development	158.5	163.1	210.3	213.8	181.3
Education	1,204.2	1,199.9	1,229.0	1,360.9	1,519.8
Labour and Employment	120.2	245.8	243.2	273.5	146.6
Social Development	808.3	894.6	932.5	965.8	989.4
Health	1,941.6	2,112.5	2,262.7	2,406.3	2,468.7
Protection Services	220.8	170.9	205.7	188.3	184.2
Resources	179.9	160.8	150.8	159.9	161.5
Service of the Public Debt	559.3	576.8	602.5	616.6	634.4
Transportation	168.1	193.5	205.5	189.0	172.3
	5,972.7	6,422.6	6,806.4	7,132.7	7,297.8

Economic Development

Budgeted Economic Development expenditure of $181.3 million represents 2.5% of the total budgeted expenditure for the fiscal year ending March 31, 2011 and is made up of the Departments of: Business New Brunswick ($41.9 million), the Regional Development Corporation ($94.8 million), Tourism and Parks ($27.1 million), and a portion of General Government ($17.5 million).

Education

The Province budgeted $1,519.8 million (20.8% of total budgeted expenditure) for the fiscal year ending March 31, 2011 for Education expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $994.6 million, budgeted operating grants to universities estimated at $260.5 million, estimated grants and costs for the New Brunswick Community Colleges of $150.6 million, and General Government expenditures estimated at $114.1 million.

Employment Development and Labour

The Employment Development and Labour expenditure budget of $146.6 million represents 2.0% of the total budgeted expenditure for the fiscal year ending March 31, 2011 and is made up of a portion of each of the Department of Post Secondary Education, Training and Labour ($146.0 million) and General Government ($0.6 million).

Social Development

The total budgeted expenditures in this area for the March 31, 2011 fiscal year are $989.4 million (13.6 % of total budgeted expenditures). Programs included in this function are: an income security program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The Province pays the operating expenditures of approved public hospitals to cover the cost of hospital services supplied by such hospitals. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2011, expenditure on health services is estimated at $2,468.7 million, 33.8% of total budgeted expenditure.

Protection Services

The Protection Services budgeted expenditure of $184.2 million represents 2.5% of total expenditure budgeted for the fiscal year ending March 31, 2011 and is made up of the Department of Justice and Consumer Affairs ($39.6 million), the Office of the Attorney General ($16.8 million), the Department of Public Safety ($125.7 million), and a portion of General Government ($2.1 million).

Resources

Budgeted expenditure for Resources is $161.5 million and represents 2.2% of the total budgeted expenditure for the fiscal year ending March 31, 2011 and is made up of the Department of Agriculture and Aquaculture ($36.2 million), the Department of Environment ($11.8 million), the Department of Fisheries ($4.7 million), the Department of Natural Resources ($84.7 million), the Department of Energy ($3.1 million), the Energy Efficiency and Conservation Agency of New Brunswick ($17.7 million), and a portion of General Government ($3.3 million).

Transportation

For the fiscal year ending March 31, 2011, the Province budgeted $172.3 million for the planning, design and maintenance of highways and the operation of ferry services. This represents 2.4% of the total budgeted expenditure.

Central Government

The Central Government expenditure of $839.5 million estimated for the fiscal year ending March 31, 2011 represents 11.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($12.4 million), the Department of Supply and Services ($116.8 million), the Department of Local Government ($119.7 million), General Government ($339.5 million), the Department of Wellness, Culture and Sport ($18.5 million), other central agencies ($47.7 million), and Consolidated Entities (184.9 million).

Service of the Public Debt

For the fiscal year ending March 31, 2011 the estimate of $634.4 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.7% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2010 and the Budget Estimates for the fiscal year ending March 31, 2011. The table also shows the total amount of recoveries through cost-sharing agreements with the Federal government.

Net Capital Expenditure

	2007	2008	2009	2010	Estimate 2011
			(In millions of dollars)		
EXPENDITURES					
Bridges	33,870	25,086	48,317	59,207	83,312
Economic and Regional Development	17,830	15,925	16,294	22,715	29,950
Highways	206,842	697,640	270,610	311,362	340,070
Hospitals	92,018	66,090	42,971	66,364	79,335
Maritime Provinces Higher Education Commission – Capital Grants	-	-	-	30,000	15,000
Other Public Buildings	12,214	19,459	27,659	86,654	232,204
Permanent Parks	3,406	1,750	6,100	4,220	500
Schools	56,402	33,116	41,425	52,163	95,650
Vehicles	7,610	12,428	17,781	8,722	16,000
Water Pollution Control Grants	237	-	-	-	-
Other	2,392	3,311	3,825	4,659	4,034
	432,821	874,805	474,982	646,066	896,055
RECOVERIES					
Recoveries from Canada					
Economic and Regional Development	-	-	22,130	1,024	-
Highways	27,307	151,585	18,868	49,670	53,802
Primary Healthcare Transition	678	-	3,300	18,119	-
Other	-	-	-	-	6,275
	27,984	151,585	44,298	68,813	60,077
Other Recoveries	951	2,221	3,788	15,679	6,815
	28,935	153,806	48,086	84,492	66,892
Net Capital Expenditure	403,886	720,999	426,896	561,574	829,163

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2011, gross revenue is estimated at $407.9 million from the various agencies and expenditures are estimated at $407.7 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Social Development and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Business New Brunswick

The Minister of Business New Brunswick is responsible for assistance provided under the *Economic Development Act*, the *Agricultural Development Act* and the *Fisheries Development Act*:

> *The Economic Development Act* authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2010, loans and guarantees under the *Economic Development Act* amounted to approximately $450.8 million. The allowance for doubtful accounts on these loans and guarantees amounted to $204.5 million.

> *The Agricultural Development Act* provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2010, loans and guarantees outstanding were $17.5 million. The allowance for doubtful accounts totaled $9.0 million.

> *The Fisheries Development Act* provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2010, loans and guarantees outstanding amounted to $44.1 million. The allowance for doubtful accounts totaled $33.9 million.

Provincial Holdings Ltd.

Provincial Holdings Ltd. ("PHL") is a New Brunswick company that the Province uses to invest in the equity of industrial enterprises that are based in the Province. PHL is wholly-owned by the Province. As at March 31, 2010, $2.6 million had been advanced to PHL by the Province. The allowance for doubtful accounts on loans to PHL totaled approximately $2.6 million.

Social Development

The Department of Social Development carries out the Government's housing policies. Loans are issued pursuant to the *New Brunswick Housing Act*. At March 31, 2010, loans under the *New Brunswick Housing Act* totaled $35.9 million. The allowance for doubtful accounts on these loans totaled $3.8 million. In accordance with the recommendations of the CICA, loans that will be repaid through future Provincial appropriations are expensed at the time of issue.

Post-Secondary Education and Training

The Department of Post-Secondary Education and Training administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2010, the total of student loans outstanding was $391.0 million. The allowance for doubtful accounts on these loans totaled $80.7 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2010 were $1,177.6 million and for the fiscal year ending March 31, 2011 are estimated at approximately $1,790.9 million.

Non-Public Borrowing

In recent years, the Province has borrowed from one non-public source, the Canada Pension Plan Investment Board ("CPP").

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. When the CPP generates surpluses, the excess funds are invested in capital markets. In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the Federal government at a rate based on the Federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province's market rate. At March 31, 2010, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

Public Borrowing

At March 31, 2010, the Province had outstanding borrowings for Provincial purposes from non-CPP sources totaling $9,635.9 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars. Not included in this amount is $4,217.1 million borrowed on behalf of New Brunswick Electric Finance Corporation ("NBEFC").

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt

Year Ended March 31,

	2006	2007	2008	2009	2010
	(In millions of dollars)				
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
Public					
Provincial Purpose Debt	8,108.1	8,438.5	8,627.4	9,293.3	9,635.9
Advances to NBEFC (NB Power)	3,261.5	3,709.1	3,602.9	4,177.1	4,217.1
Total	12,203.9	12,981.9	13,064.6	14,304.7	14,687.3

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include $400.0 million borrowed during fiscal year 2006 for NBEFC, $560.0 million borrowed during fiscal year 2007, $305.0 million borrowed during fiscal year 2008, $620.0 million borrowed during fiscal year 2009, $550.0 million borrowed during fiscal year 2010 on behalf of NBEFC.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt. The Province's current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2010 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $4,192.9 million. For the fiscal year ended March 31, 2010, earnings on investments held for the repayment of Provincial purpose debt amounted to $216.4 million.

Outstanding Net Provincial Purpose Funded Debt[1]
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2006	7,954.6	650	100.0	8,942.4	3,984.0	4,958.4	7.3
2007	7,909.6	1,064.5	0.0	9,272.8	3,968.2	5,304.6	7.0
2008	8,624.6	764.5	0.0	9,461.7	4,161.9	5,299.8	(0.1)
2009	8,922.7	764.5	300.0	10,127.6	4,159.9	5,967.7	12.6
2010	9,314.2	764.5	300.0	10,470.2	4,192.9	6,277.3	5.2

[1] Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Comparative Debt Statistics

Year ended March 31,

	2006	2007	2008	2009	2010
	(In millions of dollars unless otherwise indicated)				
Gross Domestic Product at market prices	24,716	25,847	27,044	27,376	27,497
Personal Income	20,553	21,368	22,508	23,708	24,298
Ordinary Revenue	5,921	6,241	6,544	6,655	6,519
Net Funded Debt	4,958	5,305	5,300	5,968	6,277
As % of Gross Domestic Product	20.1	20.5	19.6	21.8	22.8
As % of Personal Income	24.1	24.8	23.5	25.2	25.8
As % of Ordinary Revenue	83.7	85.0	81.0	89.7	96.3

The figures for Ordinary Revenue and Net Funded Debt are for the fiscal year ended March 31. The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2010
(In millions of dollars[1])

Year ended March 31	CAD$	USD	CHF	Total in CAD$[2]
2011	440.4	-		440.4
2012	908.5	-		908.5
2013	803.2	100.0		904.8
2014	879.4	100.0		981.0
2015	550.0	-		550.0
2011-2015	3,581.5	200.0		3,784.7
2016-2020	2,196.9	414.5	300.0	3,003.0
2021-2025	339.3	150.0		486.0
2025-2030	519.2	-		519.2
2031-2035	550.0	-		550.0
2036-2042	2,127.3	-		2,127.3
Total	9,314.2	764.5	300.0	10,470.2

[1] Debt securities are shown in currency in which they were issued.
[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2010 to date the Province has borrowed $1,640.4 million.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2010, the Province's unfunded debt was as follows:

	At March 31, 2010 (In millions of dollars)
Bank Advances and Short Term Borrowing	1,313.1
Trust Deposits	98.7
Accounts Payable and Accrued Expenditures	2,100.3
Deferred Revenue	428.7
Total Unfunded Debt	3,940.8

This unfunded debt is partially offset by assets of the Province in the amount of $2,432.7 million, represented by $780.2 million of cash and short term investments, $427.0 million of receivables and advances, $1,050.2 million of taxes receivable, $72.1 million of inventories, and $103.2 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2010 with comparable numbers as at March 31, 2009:

	At March 31, (In millions of dollars)	
	2009	**2010**
Bank Loans		
Under Various Acts	128.8	130.0
Less: Provision for Possible Losses	40.6	39.9
Total Contingent Liabilities	88.2	90.1

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CICA, guarantees associated with the debt of NBEFC and the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At March 31, (In millions of dollars)	
	2009	**2010**
Bonds, Debentures and Notes		
New Brunswick Municipal Finance Corporation	612.9	687.1
Loans from Northern Canada Power Commission to NB Power	0.7	0.3
	613.6	687.4
Less: Sinking Funds	0.0	0.0
	613.6	687.4
Accrued Interest [1]	8.4	9.4
Total	622.0	696.8

[1] Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NBEFC and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick

	Funded Debt	10,470.2
	Less: Sinking Funds	4,192.9
		6.277.3
Municipalities		
	Funded Debt	687.1
Total Public Sector Debt		6,964.4

Information in the foregoing table relative to the Province is at March 31, 2010 and information relative to municipalities is the amount outstanding at December 31, 2009. The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of NBEFC ($0.3 million). Also excluded is $3,853.0 million (net of sinking funds of $364.1 million) borrowed by the Province on behalf of NBEFC. This debt is paid out of the operating revenues of NBEFC rather than out of Provincial revenues.

PUBLIC SECTOR PENSION LIABILITIES

The *Public Service Superannuation Act* ("PSSA") establishes a plan under which pensions are paid to most Government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents. Employees contribute approximately 6.0% on average of their salaries into the Public Service Superannuation Fund ("PSSF"). Approximately 9,123 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost. If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province. The Province contributed $46.9 million as the employer portion of current service cost for the year ended March 31, 2010. The Province will contribute approximately $42.2 million for current service cost for the fiscal year ending March 31, 2011. The market value of the PSSA Pension Plan assets was $4,604.6 million as of March 31, 2010.

As a result of the PSSA Pension Plan's April 1, 2009 actuarial valuation for funding purposes, the Province and three other designated employers will continue making special payments to reduce the $1,160.0 million unfunded liability. The Province's share of the special payments will be $49.7 million while the three designated employers will collectively contribute $13.5 million in the fiscal year ending March 31, 2011. ($48.0 million for the Province and $13.0 million collectively for the three designated employers in the fiscal year ended March 31, 2010).

The *Teachers' Pension Act* establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents. Teachers covered contribute approximately 7.8% on average of their salaries into the Teachers' Pension Fund ("TPF"). Approximately 8,101 active employees are making contributions. The Province is required to match employee contributions. If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province. The Province contributed $41.7 million as the employer portion of current service cost for the year ended March 31, 2010. The Province will contribute approximately $43.4 million for the fiscal year ending March 31, 2011. The market value of the TPF was $3,713.8 million as at March 31, 2010.

As the result of the Teachers' Pension Plan's April 1, 2009 actuarial valuation for funding purposes, the Province will continue making special payments to reduce the $1,113.4 million unfunded liability. The special payments will be $91.9 million in the fiscal year ending March 31, 2011 ($88.6 million in the fiscal year ended March 31, 2010).

As of April 1, 2010, the Public Service Superannuation Plan had an actuarial pension liability of $234.9 million using accounting assumptions while the Teachers' Pension Plan had an actuarial pension liability of $406.2 million.

Significant actuarial assumptions used for the purposes of financial statements were:

Long Term

Salary escalation rate	3%	subject to a 2 year wage freeze plus promotional increase
Real rate of return	4.50%	
Inflation	2.50%	

As at March 31, 2010, the financial statements for the Province reported a pension surplus of $115.3 million and $252.7 million for the Public Service Superannuation Plan and the Teachers' Pension Plan, respectively. The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $298.0 million in assets. The plans have December 31 year-ends. The total liability was approximately $28.2 million on an actuarial basis with a $20.9 million surplus on an accounting basis. If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations. In 2010-2011 the Province will be making special payments totaling $3.2 million.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman. Collectively they have a total actuarial unfunded liability of $70.1 million and an accounting unfunded liability of $64.6 million as at March 31, 2010.

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees. The Province contributes a fixed percentage of an employee's wages and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation. The corporation acts as trustee for the PSSF, the TPF and the Provincial Court Judges' Pension Fund.

NEW BRUNSWICK POWER HOLDING CORPORATION

NB Power was established as a Crown Corporation of the Province in 1920 by enactment of the *Electric Power Act*.

On October 1, 2004 the Province of New Brunswick proclaimed the *Electricity Act* (the "Act"), which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. The NB Power Group (the "Group") was continued as a holding company and four operating companies:

> *New Brunswick Power Holding Corporation (Holdco),* which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal, and governance. It also provides shared services on a cost-recovery basis;

> *New Brunswick Power Generation Corporation (Genco)* [1], which is responsible for the operation and maintenance of the oil, hydro, coal, and diesel-powered generating stations;

> *New Brunswick Power Nuclear Corporation (Nuclearco),* which is responsible for the operation of Point Lepreau Generating Station;

> *New Brunswick Power Transmission Corporation (Transco),* which is responsible for operating and maintaining the transmission system and

> *New Brunswick Power Distribution and Customer Service Corporation (Disco),* which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province and is obligated to provide standard services to residential, commercial, wholesale, and industrial customers located throughout the Province.

The Group provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 14 facilities and delivered via power lines, substations and terminals to more than 383,000 direct and indirect customers within New Brunswick. In addition, the Group exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

At March 31, 2010, the Group generated electricity at 14 hydro, coal, oil and diesel-powered stations, with an installed net capability of 3,142 megawatts comprised of 1,742 megawatts of thermal, 893 megawatts of hydro, and 525 megawatts of combustion turbine capacity. Once the Point Lepreau nuclear plant refurbishment is complete it will have a net generating capacity of 660 megawatts which will be added to the net capability total. Gross investment in all plants at March 31, 2010 was $4,364[2] million.

At March 31, 2010, the Group maintained 6,841 kilometers of transmission lines and 20,595 kilometers of distribution lines representing a gross investment of $358[2] million and $825[2] million, respectively. The Group also had a gross investment of $512[2] million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Québec and New England and the other two Maritime Provinces. At March 31, 2010 interconnection capacity was as follows:

---

[1] Genco wholly owns two subsidiaries
- New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates Coleson Station, with a generating capacity of 972 MW included in Genco's total capacity
- Mine Reclamation Inc (formerly NB Coal Limited). The Company name was changed in January 2010 to handle the remaining assets of NB Coal.

[2] Excluding construction in progress

Interconnection Capacity

Utility System	Megawatts (MW)	
	Import	Export
Québec	1,019	770
New England	716	1,120
Nova Scotia	350	300
Prince Edward Island	124	222
Total	2,209	2,412

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Significant Events

The following significant events impacted the Group's 2009-2010 financial results.

Point Lepreau Nuclear Generating Station Refurbishment Project

In July 2005 the Province of New Brunswick announced its decision to support the Board's recommendation to refurbish Point Lepreau Generating Station in partnership with Atomic Energy of Canada Limited ("AECL"). The refurbishment will extend the station's life by approximately 25 years, providing the Group with electricity from a fuel source that is not subject to the volatility of heavy fuel-oil pricing. The refurbished station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

The original project completion and station restart date was October 2009. The expected project completion and station restart is now scheduled for the spring of 2012. AECL has not confirmed this date.

Total project capital spending to March 31, 2010 is $1 billion.

AECL is currently working on the reassembly of the reactor and have completed the upper feeder installation. The lower feeder installation will proceed once the fuel channel components are installed.

AECL is progressing with the calandria tube installation of the retube activities. This is proving to be one of the most complex aspects of the entire project. The insertion of all 380 calandria tubes was completed on April 28, 2010. Subsequent inspection has revealed a number of failures on leak rate tests. AECL has recommended that all 380 calandria tubes inserted in the reactor be removed and replaced as part of the required technical solution to achieve calandria tube rolled joint seal integrity. AECL is proceeding with the removal of all 380 calandria tubes.

Financial Implications of Delay

Refurbishment of the Point Lepreau Generating Station is largely a turnkey project and, as such, construction cost overruns are the responsibility of the contractor – AECL. There are, however, financial implications for NB Power as project owner.

The capital costs and deferral costs totaling $30 million per month as a result of the delay are as follows:

a) The capital cost of the project will increase by approximately $11 million per month of project delay, this consists of:

- ▪ $3 million in increased project owner costs for facilities, contracted staff, insurance and other costs to support the project
- ▪ $8 million of costs reallocated from operations to the project

b) The deferral of Nuclearco period and replacement power costs will increase by approximately $19 million per month (including interest applied to the deferral balance).

These costs will be amortized and charged to customers over the extended life of the station.

Turbine Upgrade

Work to assemble the new low pressure turbine rotors and associated components was completed during the year. The reassembly of the high pressure turbine rotor was completed during the year and the related documentation has been reviewed. Overall project cost at March 31, 2010 was $53 million and forecasted total cost is $65 million which is on target with the budget.

Shut down of NB Coal and the Grand Lake Generating Station

During the year the Group ceased operation at NB Coal and the Grand Lake Generating Station. The shut down of these operations will not materially impact on-going cash flow or net earnings of the Group. During 2009-2010 special termination benefits of $9 million were recognized.

Loss on Impairment of Property Plant and Equipment

During 2009-2010 planning process management reviewed the future operating requirements for the NB Power generating assets.

NB Power reviewed the following:

a) future capacity and energy requirements
b) fuel conversion alternatives for Dalhousie given that the current fuel contract was concluding in 2010-2011
c) market prices for heavy fuel oil and the ability to purchase power more economically than generating internally

Future generation requirements indicated a need for some, although less thermal generation than in the past. As a result of the review, management determined there was not a business case to support a fuel conversion for the future operation of Dalhousie, therefore Dalhousie would continue to run until the PDVSA fuel was burned, to March 31, 2011, at which time Dalhousie would be shut down and decommissioned.

This decision triggered a write down of the Dalhousie Generating Station's assets due to impairment. The assets were written down from $195 million to $34 million which represents the net present value of the expected future cash flows of the Station. These cash flows include revenues (capacity, energy, and third party) less operating costs until the station is shut down.

U.S. Markets

In the fall of 2008, NB Power received approvals from a number of U.S. agencies that allow it to transact energy directly into U.S. markets. Since December 2008, NB Power has been buying and selling energy with the Independent System Operator – New England along with several utilities and commercial customers in the U.S. NB Power expects future benefits to be considerable, particularly after the Point Lepreau Generating Station returns to service.

PDVSA Lawsuit Settlement

Throughout the year shipments of fuel were received related to the lawsuit settlement with PDVSA.

Industrial Customers

NB Power's load decreased during the year due to large industrial shut-downs. The Group continues to work with industrial customers who are experiencing difficulty.

Rate Increase

On April 1, 2009, the Group implemented a three per cent average rate increase across all customer groups, which resulted in a $35 million increase in revenue. During the year a rate review was conducted by the EUB. The EUB concluded that it was necessary for Disco to increase its charges, rates and tolls by three per cent on April 1, 2009.

Rate increases in the past five fiscal years are shown in the following table:

Average Rate Increase

Year Ended March 31,

Customer Classification	2006	2007	2008 (%)	2009	2010
Residential	3.0	8.0	5.9	3.0	3.0
General service I	3.0	3.8	4.0	3.0	3.0
General service II	3.0	5.8	5.9	3.0	3.0
Small Industrial	3.0	3.5	5.8	3.0	3.0
Large Industrial	3.0	8.0	6.9	3.0	3.0
Wholesale	3.0	5.9	5.9	3.0	3.0
Street lights	3.0	0.0	0.0	3.0	3.0

On June 1, 2010, the Group implemented a three per cent average rate increase across all customer groups.

Nuclear Decommissioning and Used Fuel Management Liabilities and Related Trust Funds

The liabilities associated with

a) the cost of decommissioning the nuclear generating station after the end of its service life

b) the cost of interim and long-term management of used nuclear fuel bundles had a recorded balance of $378 million at March 31, 2010

These liabilities have the following funding requirements

a) the funding requirements of the decommissioning segregated fund and used nuclear fuel segregated fund are established yearly based on current obligations and market values of the funds

b) the used nuclear fuel trust fund funding requirement is based on the *Nuclear Fuel Waste Act* which requires the Group to deposit an amount based on an approved funding formula

At March 31, 2010 the recorded balance of the nuclear decommissioning and the used nuclear fuel trust funds was $461 million.

The balances of the liabilities and trust funds reflect their net present value based on the appropriate discount rate. Accounting standards require that a credit adjusted risk free rate be used as the discount rate to determine the net present value of the liabilities, whereas the discount rate used for the trust funds is the anticipated earnings rate of the funds. To determine if the liabilities are sufficiently funded, the liabilities' and the trust funds' present values would need to be calculated using the same discount rate. Using the same discount rate, the liability was under funded by approximately $40 million. As a result, a contribution will be made to the trust funds in 2010-2011.

Thermal Decommissioning Liabilities

During the year, management reviewed all thermal decommissioning liabilities and increased them by 25 per cent to reflect updated cost information that had not been previously included in the existing liabilities.

Overview of Financial Performance

The Group incurred a net loss for the year ended March 31, 2010 of $117 million compared to net earnings of $70 million in 2008-2009. The significant factors that contributed to the change in year-over-year earnings were

a) a write down of $161 million before taxes due to impairment of the Dalhousie Generating Station assets as a result of the intent to shut-down and decommission the generating station at March 31, 2011.

b) a decrease in gross margin of $20 million mainly due to:
   - lower in-province revenue due to lower load as a result of closure of major industrial customers and warmer weather
   - higher generation costs, partially reduced by lower average prices for purchased power

offset by:

   - higher in-province revenue due to the implementation of an approved 3.0 per cent average rate increase
   - higher out-of-province revenue due to higher volumes mainly due to new export contracts, partially reduced by lower market prices
   - higher hydro flows in 2009-2010 at 119 per cent of the long-term average compared to 117 per cent of the long-term average in 2008-2009

c) increased operations maintenance and administration expense of $32 million in 2009-2010 (see operating results – expense section for more detail)

d) higher amortization and decommissioning expense of $13 million mainly related to the closure of NB Coal and the Grand Lake Generating Station

These factors were partially offset by lower finance charges mainly due to lower short-term borrowing rates.

Non-capital costs of $193 million were incurred related to the Point Lepreau Generating Station refurbishment project, however these costs were deferred in accordance with legislation, (no impact on the current year's earnings) and will be amortized over the life of the refurbished generating station.

The Group's debt increased by $339 million in 2009-2010. The increase in debt was mainly due to financing requirements for the Point Lepreau refurbishment project and the related deferred costs.

Operating Results

Revenues

Total revenues were $1,586 million in 2009-2010, a $12 million or one per cent decrease compared to 2008-2009.

In-province sales of power totaled $1,207 million in 2009-2010, representing an $12 million or one per cent decrease from 2008-2009. The main contributors to the year-over-year variance were:

(a) $40 million decrease due to lower sales due to significantly milder temperatures than normal

44

(b) $6 million decrease due to lower load mainly due to industrial shutdowns

(c) $1 million decrease due to lower interruptible sales because of volume and price. The volume was lower mainly because two customers switched a portion of their interruptible load to firm supply on April 1, 2008. The price was lower due to lower supply cost

The decrease was partially offset by $35 million increase due to a three per cent average rate increase implemented on April 1, 2009, and changes in usage patterns.

In 2009-2010, out-of-province sales of power were a $229 million, an increase of $12 million or 5 per cent compared to 2008-2009. The main contributors to the year-over-year variance were a $35 million increase because of higher volumes mainly due to new contracts with customers in the State of Maine offset by a $23 million decrease due to lower market prices.

Miscellaneous revenue was $59 million in 2009-2010, a decrease of $14 million compared to 2008-2009. This decrease was mainly due to the expiration in Genco of a contract for steam sales in 2008-2009 ($7 million) and insurance proceeds for damages incurred during the Grand Falls Flood received in 2008-2009 ($7 million).

For the fiscal year ended March 31, 2010, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
		(%)
Hydro	19.8	24.3
Thermal	38.7	36.4
Nuclear	0.0	0.0
Purchases	41.5	39.3
Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $887 million in 2009-2010, an increase of $18 million or two per cent from 2008-2009. The year-over-year increase in fuel and purchased power costs was mainly attributable to:

(a) $38 million increase in higher overall generation costs partially offset by lower prices for purchased power

This increase was partially offset by a $5 million increased hydro flows to 119 per cent of the long-term average in 2009-2010 compared to 117 per cent in 2008-2009, as well as $15 million from reduced load requirements due to industrial shut-downs and milder temperatures compared to previous year.

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $447 million in 2009-2010, a $32 million or eight per cent increase compared to 2008-2009. The significant changes were:

(a) $13 million increased hired services and labor costs in Nuclearco related to projects scheduled during the Point Lepreau Generating Station refurbishment outage (offset through the regulatory deferral)

(b) $9 million special termination benefits related to the NB Coal and Grand Lake shutdown

(c) $4 million increased higher pension expense due to lower return on plan assets in 2008-2009 partially offset by higher discount rate

(d) $6 million increase in higher net labour due to collective agreement and salary increases

Amortization and Decommissioning

Amortization and decommissioning costs were $199 million in 2009-2010, a $13 million decrease mainly due to:

(a) higher decommissioning mainly related to the closure of Grand Lake Generating Station
(b) related to accelerated amortization of the NB Coal dragline

Finance Charges

Finance charges were $132 million in 2009-2010, an $8 million or six per cent decrease from 2008-2009. This was mainly due to:

(a) $25 million improved rates on debt refinancing and reduced debt levels
(b) $15 million decrease from foreign exchange gains on exposure not subject to forward purchasing primarily related to short-term debt and payable transactions during a period of high variability

Special Payments in Lieu of Income Taxes

The Group is required to made special payments in lieu of income taxes to NBEFC or recover taxes previously paid through the application of loss carry-backs. These payments or recoveries are based on accounting net earnings multiplied by a rate of 31 per cent. Special payments in lieu of income taxes (recovery) were $(53) million in 2009-2010, an $87 million decrease compared to 2008-2009. This decrease was primarily due to reduced earnings as a result of the impairment of the Dalhousie Generating Station. This loss was carried back to prior years to recover taxes previously paid.

Liquidity and Capital Resources

Capital expenditures, net of proceeds on disposal and customer contributions, were $354 million in 2009-2010. This year-over-year decrease of $84 million or 19 per cent resulted primarily from the following:

(a) $72 million reduced spending on the Point Lepreau Generating Station refurbishment project
(b) $4 million reduced spending on the turbine upgrade project at Point Lepreau Generating Station

Cash Flow from Operations

Cash flow from operations in 2009-2010 decreased by $28 million to $245 million. This decrease resulted from a $187 million decrease in net earnings resulting in a loss. This was offset by a $159 million increase in amounts charged to operations not requiring a current cash payment (mainly resulting from the Dalhousie impairment).

Free Cash Inflow (Outflow)

Free cash outflow was $328 million in 2009-2010, a decrease of $132 million compared to 2008-2009. The primary reasons for the decrease were:
(a) decreased capital spending due to the Point Lepreau Generating Station refurbishment project, and the Point Lepreau Generating Station turbine upgrade project
(b) decreased regulatory deferrals excluding mark-to-market adjustments
(c) decreased cash flow from operations due to lower earnings resulting in a loss partially offset by an increase in the amount charged to operations not requiring a current cash payment (mainly resulting from the Dalhousie impairment)

Total Debt

The Group's debt increased by $339 million in 2009-2010. The increase in debt was mainly due to financing requirements for the Point Lepreau refurbishment project and the related deferred costs.

The Group's debt levels are increasing due to the refurbishment of the Point Lepreau Generating Station. The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Group issues long-term and short-term notes to NBEFC. Under the authority of the Act, the Province borrows in its own name on behalf of NBEFC.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2010.

Peak Demand and Capacity

	2006	2007	2008	2009	2010
	Megawatt (MW)				
System net generating capacity	3,932	3,932	3,932	3,194	3,194
Firm capacity purchases	402	402	402	402	400
Total available resources	4,334	4,334	4,334	3,596	3,594
In-province system net peak demand	2,799	3,160	2,992	3,167	2,870
Firm exports	355	356	447	419	445
Operating reserve	561	512	508	178	231
Total requirement	3,715	4,028	3,947	3,764	3,546

Selected Output and Sales Data

	2006	2007	2008	2009	2010
	(In millions of kilowatt hours)				
System Power Generated and Purchased (in millions of kilowatt hours)					
Generated	18,507	15,946	14,437	11,264	9,525
Purchased	1,898	3,092	3,890	5,295	6,772
	20,405	19,038	18,346	16,559	16,297
Less: Station service and losses (transformer and transmission)	1,465	1,531	1,439	1,292	1,138
Total Energy Available	18,940	17,507	16,907	15,267	15,159
Electric Sales					
In-province	13,887	14,342	14,250	13,052	12,545
Out-of-province	4,682	2,815	2,327	1,891	2,326
Total Electric Sales	18,569	17,157	16,577	14,943	14,943
Revenue from Sale of Power (in millions of dollars)					
In-province	1,056	1,146	1,237	1,219	1,207
Out-of-province	379	215	196	217	229
Total revenue from sale of power	1,435	1,361	1,433	1,436	1,436
Miscellaneous revenue and transmission	150	151	279	17	199
Total Revenue	1,585	1,512	1,712	1,453	1,635
Number of Customers (direct and indirect)	370,660	373,207	376,964	380,682	383,896
Average Revenue per kilowatt-hour					
In-province	7.60¢	7.99¢	8.68¢	9.34¢	9.62¢
Out-of-province	8.09¢	7.64¢	8.42¢	11.48¢	9.85¢

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

Summary Combined Balance Sheet

As at March 31,

	2009	2010
	(in millions of dollars)	
Assets		
Current assets	736	613
Fixed assets	3,585	3,702
Long-term asset	758	948
Deferred change	111	116
Total Assets	5,190	5,379
Liabilities and Deficits		
Current liabilities	1,377	1,154
Long-term debt	3,051	3,481
Deferred liability	457	570
Shareholder equity	305	174
Total Liabilities and Shareholder's Equity	5,190	5,379

Summary of Combined Statement of Earnings

Year Ended march 31,

	2006	2007	2008	2009	2010
	(in millions of dollars)				
Revenues	1,585	1,512	1,712	1,453	1,635
Expenses					
Fuel and purchased power	512	560	585	869	887
Transmission [1]	86	85	85	82	86
Operations, maintenance and administration	373	389	397	415	447
Amortization & decommissioning	217	220	216	186	199
Taxes	47	49	43	43	40
Regulatory deferrals	-	-	73	(386)	(147)
Finance charges	199	180	175	140	132
Impairment of long-term asset	-	-	-	-	161
	1,434	1,483	1,574	1,349	1,805
Earnings (loss) before special payments in lieu of income taxes	151	29	138	104	(170)
Less: Special payments in lieu of income taxes	55	8	49	34	(53)
Net Earnings (Loss) for the Year	96	21	89	70	(117)

[1] The EUB also regulates the Open Access Transmission Tariff ("OATT") that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the Province and generates revenues for Transco to operate and maintain the transmission system. On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT. As such, Transco bills the System Operator for the majority of its revenue requirement which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

Summary Combined Statement of Cash Flow

Year Ended March 31,

	2006	2007	2008	2009	2010
			(In millions of dollars)		
Net Inflow (Outflow) of Cash Related to the Following Activities:					
Net income (loss)	96	21	89	70	(117)
Non-cash items	223	217	227	203	362
Net change in non-cash working capital balances	(11)	13	(80)	(60)	(65)
Nuclear decommissioning and used fuel management funds installments and earnings[1]	(40)	(13)	(141)	(35)	(21)
Other	(5)	(13)	(21)	(257)	(237)
Cash from operating activities	263	225	74	(79)	(78)
Cash from financing activities	(37)	71	219	466	326
Cash from investing activities	(209)	(287)	(323)	(381)	(250)
Net Cash Inflow (Outflow)	17	9	(30)	6	(2)
Cash and short-term investments					
Beginning of Year	4	21	30	0	6
End of year	21	30	0	6	4

Segmented Information

The Group is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies.

Year ended March 31, 2010
(In millions of dollars)

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total
Total Revenue	1,292	188	110	1,254	76	(1,285)	1,635
Total Expenses	1,383	188	95	1,295	76	(1,285)	1,752
Net Income (Loss) for Year	(91)	-	15	(41)	-	-	(117)
Total Assets	1,794	1,998	402	1,320	555	(690)	5,379
Total Long-term Debt	1,268	1,169	212	996	1	-	3,646
Capital Expenditures	26	256	19	50	5	-	356

[1] The Group established a decommissioning segregated fund and a used nuclear fuel segregated fund to meet the license conditions of the Station as set by the Canadian Nuclear Safety Commission (CNSC). The Group has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act ("NFWA"). In accordance with the NFWA, the Nuclear Waste Management Organization ("NWMO") was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste. In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO. The funding requirement, based on the accepted proposal, has not been finalized at this time. Until then, the NFWA requires the Group to contribute $4 million annually. The funds contained in the established funds to meet the license conditions of the Point Lepreau Generating Station described above will also be used to meet these requirements.

NEW BRUNSWICK ELECTRIC FINANCE CORPORATION

NBEFC was established under the Act that came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights, and obligations that NBEFC received as part of the restructuring of Holdco and to dispose or otherwise deal with them as it sees fit.

As a result of the restructuring, the former NB Power's debt, accrued interest and Sinking Funds were transferred to NBEFC. A net total of $3.5 billion was transferred to NBEFC.

In exchange, NBEFC received promissory notes from each Holdco subsidiary, including accrued interest, and a $140-million equity share in Transco. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed Holdco and its subsidiaries of NB Power's $187 million deficit.

NBEFC holds Class "B" non-voting share of nominal value in Holdco and its subsidiaries as well as in New Brunswick Power Coleson Cove Corporation. NBEFC holds an additional thousand Class "B" non-voting common shares in Transco assigned a value of $140 million.

NBEFC receives debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

As of March 31, 2010, NBEFC had net total debt of $4.46 billion.

FUNDED DEBT OUTSTANDING AT MARCH 31, 2010

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:							
15 Feb. 2013	7.625	1 & 1.5	EO	200,000.0	203,120.0	Feb. 1993	2
15 Aug. 2013	6.75	1 & 1.5	ET	200,000.0	203,120.0	Sept. 1993	2
21 Feb. 2017	5.2	1 & 1.5	GR	500,000.0	584,750.0	Feb. 2007	2, 14
15 May 2020	9.75	1 & 1.5	DU	200,000.0	201,260.0	May 1990	2, 15
1 May 2022	8.75	1 & 1.5	EI	200,000.0	199,360.0	May 1992	2, 16
				1,300,000.0	1,391,610.0		
Repayable in Swiss Francs							
4 Mar. 2016	2.875	1.5	GY	300,000.0	321,390.7	Mar 2009	2, 19

FUNDED CANADIAN DEBT OUTSTANDING AT MARCH 31, 2010

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount	Date Issued	Note
Repayable in Canadian Dollars:						
2 Apr. 2010-1 Mar. 2011	10.36-11.04	1.5	CP	40,360.0	1990-1991	1
15 June 2010	6.375	1 & 1.5	FW	600,000.0	June, Dec 2000	2, 5
10 Apr. 2010-10 July 2011	9.81-10.04	1.5	CP	58,458.0	1991	1
12 July 2011	5.8	1 & 1.5	FX	600,000.0	Feb, June 2001	2, 6
31 Oct.2011	10.125	1 & 1.5	ED	200,000.0	Oct 1991	2
1 Dec. 2011	5.85	1 & 1.5	FY	600,000.0	Oct 01, Feb 2002	2, 7
11 May 2012- 10 July 2012	9.17-9.45	1.5	CP	41,673.0	1992	1
9 May 2012	4.53	1.5	CP	86,575.0	2006-07 2007-08	12
6 Dec. 2012	5.875	1 & 1.5	FZ	600,000.0	June, Aug. 2002	2, 8
18 Jan. 2013	9.25	1 & 1.5	EN	200,000.0	Jan. 1993	2
25 Feb. 2013	5.5	1 & 1.5	GC	200,000.0	Feb. 2003	2
1 June 2013	3.35	1 & 1.5	GX	620,000.0	Dec 2008, Jan 2009	2, 22
28 June 2013	8.5	1 & 1.5	ER	200,000.0	June 1993	2
13 Jan. 2014	7.75	1.5	EW	200,000.0	Jan. 1994	2
10 Mar. 2014	4.81	1.5	CP	79,432.0	2007-08 2008-09	12
4 Feb. 2015	4.5	1.5	GL	550,000.0	Feb. Apr. 2005	2, 10
12 May 2015	8.75	1 & 1.5	FF	200,000.0	May 1995	2
3 Dec. 2015	4.3	1 & 1.5	GN	500,000.0	June 05, Jan 06	2, 11
21 July 2016	4.7	1.5	GQ	300,000.0	July 2006	2
27 June 2017	6.75	1.5	FO	250,000.0	June 1997	2
27 Dec. 2017	6	1.5	FP	250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1 & 1.5	GV	900,000.0	2008-2009	2,21,23
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1.5	CP	46,892.0	1999-2000	1
3 June 2019	4.40	1 & 1.5	HA	900,000.00	May, June, Sept 09	2,24,25
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1.5	CP	53,014.0	2000-2001	1
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1.5	CP	74,784.4	2001-2002	1
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1.5	CP	73,185.0	2002-2003	1
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1.5	CP	71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
10 Apr. 2025-10 May 2025	4.97-5.10	1.5	CP	19,188.0	2005	1
2 Apr. 2024-10 Jan 2025	5.16-5.83	1.5	CP	67,087.0	2004-2005	1
27 Dec. 2028	5.65	1.5	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	5.75-6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1.5	GJ	550,000.0	Jan., Nov. 2004	2, 9
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar.. 2009	2
26 Sept. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1.5	CP	50,302.0	2005, 2006-2007	12
26 Sep. 2035	4.65	1 & 1.5	GO	650,000.0	Sept 05, Jan 07	2, 13
26 Mar 2037	4.55	1 & 1.5	GS	900,000.0	Mar. June. Sep. 07	2,17,18
26 Mar 2037	4.63	1.5	CP	7,856.0	Apr. 2007	12
26 Sept. 2039	4.8	1 & 1.5	GT	1,200,000.0	2007 – 2010	2,20,26
2 June 2039	5.13	1.5	CP	49,381.0	2009	12
2 Nov. 2039	4.82	1.5	CP	6,645.0	Nov. 2009	12
1 Dec. 2039	4.76	1.5	CP	1,362.0	Dec. 2009	12
1 Mar. 2039	4.81	1.5	CP	6,919.0	Mar. 2010	12

Total Canadian Outstanding   12.974,318.4

Total Amount Outstanding   14,687,319.1

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days notice.

(2) Non-callable

(3) In February 1999, the Province issued an additional $250,000.0 of its series FT debentures.

(4) Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5) In December 2000, the Province issued an additional $300,000.0 of its series FW debentures.

(6) In June 2001, the Province issued an additional $300,000.0 of its series FX debentures.

(7) In February 2002, the Province issued an additional $300,000.0 of its series FY debentures.

(8) In August 2002, the Province issued an additional $300,000.0 of its series FZ debentures.

(9) In November 2004, the Province issued an additional $250,000.0 of its series GJ debentures.

(10) In April 2005, the Province issued an additional $300,000.0 in its Series GL debentures.

(11) In January 2006, the Province issued an additional $300,000.0 of its series GN debentures.

(12) Issued to the Canada Pension Plan Investment Board, non negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year bonds redeemable in whole or in part prior to maturity on not less than six days notice.

(13) In January 2007, the Province issued an additional $400,000.0 of its Series GO debentures.

(14) Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province's debt of Series GR 5.20% $500,000.0 US due 21 February 2017. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(15) Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(16) Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(17) In June 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

(18) In September 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

(19) Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province's debt of Suisse francs $300,000.0 of series GY 2.875% due 4 March 2016. Interest is payable annually in Canadian dollars at a fixed rate.

(20) In May 2008, the Province issued an additional $300,000.0 of its Series GT debentures.

(21) In November 2008, the Province issued an additional $300,000.0 of its Series GV debentures.

(22) In January 2009, the Province issued an additional $420,000.0 of its Series GX debentures.

(23) In April 2009, the Province issued an additional $300,000.0 of its Series GV debentures.

(24) In June 2009, the Province issued an additional $300,000.0 of its Series HA debentures.

(25) In September 2009, the Province issued an additional $300,000.0 of its Series HA debentures.

(26) In March 2010, the Province issued an additional $300,000.0 of its Series GT debentures.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2006 through 2010.

Average of Noon Spot Rates	**2006**	**2007**	**2008**	**2009**	**2010**
U.S. Dollar	$1.1341	$ 1.0748	1.0279	1.2602	1.0156
Swiss Franc	0.896	0.9508	1.036	1.1058	0.9646

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.